THE REPORT 2002
FOOTHILL INDEPENDENT BANCORP

FB


03019603

Foothill Independent Bank
30
03
Thirty Year Anniversary

The Report to Shareholders

American Stateswoman Jeane Kirkpatrick once said, *"History is a better guide than good intentions."* However, as we reflect upon our 30-year history and the ideals of the original Board of Directors to serve and be of service to the community, those good intentions clearly produced a strong, successful Company and will be its guiding strength into the future.

We begin each new-year filled with energy and a commitment to produce results better than the previous year. In 2002, when we factored in the uncertain national economy, delayed capital expenditures of businesses, slowing of consumer spending, and declining interest rates, it would have been a daunting goal without strategic planning and a strong management team. We are pleased to report that your Company met the challenges of 2002 and increased both net income to $7.6 million or 12% and fully diluted earnings per share to $1.19 or 10%, compared to the same period of 2001. Return on average assets and return on average equity improved to 1.34% and 14.07%, respectively.

When the goal is clear but the path is challenging, it is important to remain focused on the basic tenets of your business, which for us is collecting low-cost deposits and underwriting conservative loans. The Company continues to exercise the principals of its founders which is to provide a customer service experience that sets us apart from other institutions. This customer service "attitude" permeates throughout the company from the sales force in our branches to the associates behind the scenes who lend their support on many different levels contributing to the overall growth of the bank. Doing what we do best, developing relationships through customer service, enabled us to grow total deposits 12% to $535 million. Our core deposit base, which is low-or no-cost deposits increased a significant 18% to $450 million and represents 84% of total deposits. We continue to build a solid loan portfolio, funded by these core deposits, and experienced an 8% increase in net loans to $437 million. With interest rates at historic low levels, our net interest margin felt some pressure and compressed slightly to 5.70%, however we believe that we are well positioned to continue to benefit from a relatively strong Southern California economy.

There are many facets to building strong relationships with our customers including keeping abreast of the changing elements of their business and personal financial needs. We take a proactive approach with our borrowers by meeting with them regularly to ensure that we are aware of events that may affect their finances. This approach to business combined with our diligent underwriting standards has produced a strong loan portfolio with good asset quality. At December 31, 2002, asset quality has shown significant improvement from the prior year with non-performing loans at 0.58% of total loans.



Earnings
Per Share
(basic)
02'
$1.28
01'
$1.14
00'
$1.06
99'
$0.91
98'
$0.73

Our reputation for providing "platinum customer service" also extends to other service delivery channels such as on-line banking. In 2002, we enhanced our on-line banking experience for the consumer by providing 24-hour account access with real time account information and the added convenience of opening an account directly at www.foothillbank.com. Our business customers were introduced to Business Internet Banking, which allows them to transfer funds between accounts, electronically schedule bill payments, export files to various accounting programs and initiate ACH debits to collect receivables more quickly, improving their cash flow. We will continue to enhance customer relationships in the coming year with products that will improve their business because we know that their success translates into our success.


Net Income
(million)
02'
$7.7
01'
$6.8
00'
$6.7
99'
$6.2
98'
$5.0

Exceptional financial performance and our relationship approach to business continues to earn Foothill top industry awards such as Premier Performance from the Findley Reports, Five-Star Superior rating from Bauer Financial, and Blue Ribbon Bank status from Veribanc Inc. These achievements are directly attributable to all the members of Team Foothill who are committed to succeed at the highest level.

We are strategically positioned to share our continuing success with you, the shareholder, by paying dividends. In fact, Foothill increased its quarterly cash dividend in each of the last three years, including a 10% increase in 2002. Additionally, in January of this year shareholders received a 9% stock dividend, which makes Foothill Independent Bancorp a real value to our shareholders and worth researching by investors seeking conservative opportunities that pay dividends.

Our history reminds us that with a mere turn in perspective an array of new opportunities come into focus which will take us to the next level of achievement. To accomplish this in an increasingly competitive environment, we intend to complement our organic growth with key branch or bank acquisitions. We are vigorously exploring high-growth commercial and retail markets in eastern Los Angeles and western San Bernardino Counties to further expand our footprint within the markets that we currently serve.

As we celebrate our 30th anniversary, we reflect on the people, events, challenges, hard work, and dedication that contributed to the success we enjoy today. In planning for our future growth, we recognize that the world has changed dramatically. Global events fill us with uncertainty. Yet we remain optimistic in our resolve to continue serving and being of service to the communities and shareholders that have supported us throughout the years. On behalf of the Board of Directors and Management, we thank you for sharing this milestone anniversary with us.



George E. Langley
President and CEO



FOOTHILL
NATIONAL BANK



When the idea to form a bank in Glendora was visualized, the original Board of Directors envisioned a bank that would ultimately make a major contribution to the economy of the foothill community. The image was that a hometown, locally managed and operated bank with a strong focus on customer service would change the pattern of banking by accomplishing what no other bank had done before...serve and be of service to the local foothill community. On June 1, 1973 Foothill National Bank was founded to operate as an independent, community banking institution and opened its doors at 510 South Grand Avenue in Glendora.

To compete with large financial institutions, Foothill created a unique image based on the interaction of ideas, service, and communications, and began promoting its personal services such as extended hours, Saturday banking, walk-up and drive-up teller windows. To attest to the success of these "extras" the Bank quickly grew to total assets that exceeded $20 million by Foothill's 5th Anniversary in 1978.

With three branch locations operating in Glendora, Upland and Claremont, it was evident that Foothill had an ongoing display of change and progress. On July 2, 1979 Foothill announced the successful conversion to a State charter under the new name of "Foothill Independent Bank" with plans to open a new, three-story corporate headquarters building in Glendora. This new name and presence seemed to graphically depict the true spirit of the Bank and would leave a lasting impression on the community.

 

Financial Highlights

FIVE YEAR FINANCIAL SUMMARY

SUMMARY OF OPERATIONS	2002	2001	2000	1999	1998
	Years Ended December 31, (dollars in thousands)				
Interest income	$ 34,811	$ 36,736	$ 38,983	$ 35,551	$ 36,237
Interest expense	5,039	9,030	11,103	8,333	9,827
Net interest income	29,772	27,706	27,880	27,218	26,410
Provision for possible loan losses	460	498	1,070	485	775
Net interest income after provision for possible loan losses	29,312	27,208	26,810	26,733	25,635
Other income	5,694	5,414	4,604	4,521	5,086
Other expense	22,934	21,846	20,794	21,342	22,573
Income before income taxes	12,072	10,776	10,620	9,912	8,148
Applicable income taxes	4,378	3,926	3,920	3,662	3,084
Net income	7,694	6,850	6,700	6,250	5,064
Cash dividends(1)	0.43	0.40	0.36	0.41	—
SELECTED YEAR END BALANCES					
Investment securities	90,778	79,743	70,816	61,548	104,654
Loans and leases (net)	437,441	404,200	364,782	339,533	289,007
Assets	604,570	550,141	505,825	458,676	469,077
Deposits	534,562	475,390	454,041	397,264	416,665
Other debt (2)	8,000	19,000	—	8,819	74
Shareholders' equity	57,576	51,852	48,263	48,439	48,379
PER COMMON SHARE DATA					
Net income – Basic(3)(4)	1.28	1.14	1.06	0.91	0.73
Net income – Diluted(3)(4)	1.19	1.08	1.02	0.86	0.68
Cash dividends	0.43	0.40	0.36	0.41	—
Book value (At year-end) (3)	9.54	8.63	7.89	7.20	6.93
Number of shares used in per share calculation – Basic(3)(4)	6,021,430	6,028,904	6,336,432	6,864,343	6,935,180
Number of shares used in per share calculation – Diluted(3)(4)	6,464,474	6,341,628	6,558,719	7,292,027	7,427,286

(1) For information regarding restrictions affecting the ability of the Company to pay cash dividends, see Note 14 to the Company's Consolidated Financial Statements. (2) For information regarding other debt see Notes 9 and 10 to the Company's Consolidated Financial Statements. (3) Retroactively adjusted for stock dividends and stock splits. (4) For information regarding the determination of basic and diluted earnings per share, see Note 18 to the Company's Consolidated Financial Statements.

TWO YEAR SUMMARY COMMON STOCK PRICES

The Company's common stock trades on The NASDAQ National Market System under the symbol "FOOT". At December 31, 2002, the Company had approximately 1,066 shareholders of record. The following table sets forth the high and low trade prices per share of the Company's common stock as reported on The NASDAQ National Market System, for the quarters indicated.

Quarter Ended	Trade Prices (1) High	Trade Prices (1) Low	Stock Dividends Declared	Cash Dividend Declared
03/31/02	13.11	10.66	—	0.10
06/30/02	15.62	11.70	—	0.11
09/30/02	19.35	12.01	—	0.11
12/31/02	19.93	15.60	9.00%	0.11
03/31/01	10.79	8.96	—	0.10
06/30/01	11.65	9.78	7.00%	0.10
09/30/01	12.13	10.38	—	0.10
12/31/01	13.06	10.95	—	0.10

(1) Retroactively adjusted for stock dividends and stock splits.

Foothill Independent Bank

With a new name and a new look, Foothill Independent Bank welcomed the 1980's with the implementation of a strategic growth plan. Offices in Rancho Cucamonga, Ontario, Irwindale and Covina were among the branch locations that expanded Foothill's market presence in addition to new product offerings including construction, SBA and asset based lending. Continuing to exceed industry standards, generating record profits, achievement of aggressive deposit growth and community recognition complemented such progress during this decade.

By Foothill's 15th Anniversary in 1988, the Bank had grown to $187 million in total assets, was operating eight branch locations and a newly self-supported Data Center, successfully completed a merger with Inland National Bank, and had formed the Foothill Independent Bancorp holding company.

The end of the 1980's was approaching and the atmosphere of Foothill's market was changing as the inland empire, a community that Foothill had long-serviced, began to grow rapidly. The new home market was flourishing and commercial businesses began relocating to larger, new industrial areas in San Bernardino and Riverside counties. With just a mere turn in perspective, an array of new opportunities came into focus and a whole new world opened up.



 



Our Corporate Profile

The Company's principal operating subsidiary is Foothill Independent Bank, a California commercial bank with its corporate offices located in Glendora, (approximately 40 miles east of Los Angeles) conveniently based in the San Gabriel Valley, which bridges the Los Angeles and Inland Empire areas.

Foothill Independent Bank operates twelve full service branch locations within Los Angeles, San Bernardino and Riverside counties. Foothill's product offerings include traditional banking services, such as commercial and consumer deposit and loan products, as well as a variety of innovative cash management services including Internet banking at www.foothillbank.com.

The Bank's customer service delivery objective is to provide all relationships with an exceptional banking experience. The manner in which we do so is known Company-wide as Platinum Service. Bank employees recognize the importance of fulfilling this promise during every interaction. The result of this approach sustains the Company's brand image as a service innovator and distinguishes the Bank's market presence, ultimately translating into a net interest margin which exceeds our California peer group average and increasing value for our shareholders.

The management philosophy of the Company is one of balance between risk and return, further ensuring maximum value for our shareholders. Management's commitment to high standards has earned significant recognition from such bank rating firms as Bauer Financial Reports, Inc., The Findley Report and Veribanc, Inc., who have presented the Company with awards for strength and stability. It is through our combined commitment and dedication to financial strength, stability and service that we have consistently achieved a return on assets of 1.0% or better throughout the Company's history.

Foothill Independent Bancorp's common stock is traded on NASDAQ under the symbol "FOOT." Through the Company's "Optional Payment Plan" of the Dividend Reinvestment Plan, shareholders have the opportunity to purchase additional stock making increased ownership simple and convenient.




FOOTHILL INDEPENDENT BANK

The 1990's reflect a change of position unlike never before in the Company's history which began by expanding its customer service philosophy and implementing a bank-wide sales culture. A virtually endless prism of energy triggered a surge of growth that included branch expansion, industry awards for strength and stability, and a market presence as the leading community bank of choice by commercial businesses, professionals, families and community organizations.



A new *"Vision"* was introduced in 1992, which encompassed a renewed dedication to customer service as well as a united relationship-strengthening effort that focused on the customer as the Bank's *"primary reason for being."* With a united management team, a Board of Directors who supported this new Vision, and dedicated banking professionals working to exceed customers' expectations, Foothill Independent Bank targeted greater recognition in its marketplace. In 1993, our 20th Anniversary was marked with a newly enhanced corporate logo reflecting a new era in our brand image. Change, motivation and leadership in the community banking industry resulted in Foothill's asset size increasing by $100 million from just five years earlier.

With an image that conveyed an infinite pursuit of progress, Foothill Independent Bank's growth led to further marketplace expansion throughout the 1990s including branches in Glendale, Corona, Chino and Monrovia. While this focus on traditional banking offices was essential, a new arena for business development and market presence also began as the pace of technology cast a light on new opportunities. In its 25th Anniversary year of 1998, Foothill Independent Bank launched *www.foothillbank.com,* followed by on-line banking and advanced multi-media communications tools. Foothill Independent Bank was propelled into the new millenium with total assets exceeding $500 million and twelve branches with the opening of the Temecula office in 2000.



Our Vision

At Foothill Independent Bank we are committed to quality service, which consistently exceeds expectations. Our employees are empowered and strive to create new and innovative ways to enhance relationships. We are dedicated to remain a community bank, with profitable growth, which will rank us in the top ten percent of our peer group. TOGETHER we will create an environment, which focuses on our customer as our primary reason for being.
Striving to exceed your expectations.


CHINO CLAREMONT CORONA COVINA GLENDALE GLENDORA IRWINDALE
Foothill Independent Bank
30
03
Thirty Year Anniversary
MONROVIA ONTARIO RANCHO CUCAMONGA TEMECULA UPLAND


FOOTHILL INDEPENDENT BANK

Foothill Independent Bank's successful 30-year history of serving the foothill community and beyond is the result of a persistence of vision. The sustaining element comes from a team of dedicated banking professionals whose interaction with our customers reflects an image of *"I Am the Bank."*

Our customers view a local community bank from a whole new perspective as our connection with the community and reflection of service and strength produce a dramatically distinct image of a financial institution. We focus on producing results that exceed our objectives through the cultivation of a great brand identity. In longevity, awareness and reputation, Foothill Independent Bank is the community bank with *"Platinum Service"* brand appeal. As competition increases, we strengthen our Platinum Service resolve to fulfill the promise by delivering an exceptional customer service experience.

We celebrate 2003 with expectations for even greater achievements by continuing to excite our employees with new ideas, programs and products to develop new relationships while expanding existing core business. Our efforts are based on offering a relationship experience that represents quality.

Just as an actual kaleidoscope creates a unique image based on the interplay of light, reflection and color, Foothill Independent Bank works to create an exceptional banking experience based on the interplay of service, technology and strength.



Watch as the spectacle unfolds...


Foothill Independent Bank
73
03
Thirty Year Anniversary


Foothill
Independent Bank
Instant
Teller
Foothill Independent Bank
THOMAS D. ANDERSON
FOOTHILL
NATIONAL BANK
FOOTHILL INDEPENDENT BANK

FUTURE Home
Foothill

FOR DEPOSIT ONLY
FOR DEPOSIT

FOOTHILL INDEPENDENT BANK

800 541 BANK

Management's Discussion and Analysis of Financial Condition & Results of Operations

GENERAL

The following discussion should be read in conjunction with our audited consolidated financial statements, and the footnotes thereto, contained elsewhere in this report and the statements regarding forward-looking information and the uncertainties that could affect our future performance described below in this Report.

Our principal operating subsidiary is Foothill Independent Bank (the "Bank"), which is a California state chartered bank and a member of the Federal Reserve system, which accounts for substantially all of our consolidated revenues and income. Accordingly, the following discussion focuses primarily on the Bank's operations and financial condition.

RESULTS OF OPERATIONS

Overview. The principal determinant of a bank's income is net interest income, which is the difference between the interest that a bank earns on loans, investments and other interest earning assets, and its interest expense, which consists primarily of the interest it must pay to attract and retain deposits and the interest that it pays on its other interest bearing liabilities. A bank's interest income and interest expense are, in turn, affected by a number of factors, some of which are outside of its control, including the monetary policies of the Federal Reserve Board and national and local economic conditions which affect interest rates and also the demand for loans and the ability of borrowers to meet their loan payment obligations.

During 2001 the Federal Reserve Board adopted and implemented a monetary policy that was designed to reduce market rates of interest in an effort to stimulate the U.S. economy, which was heading into recession. That policy continued through 2002 as the hoped for economic recovery has been slow to develop. As a result, the prime rate of interest charged by most banks declined from 9.50% to 4.75% during 2001 and it remained at 4.75% until November of 2002 when it declined further to 4.25%. Those monetary policies, combined with the continued softness in the United States economy, caused the average rate of interest earned on our interest earning assets to decline to 6.7% in fiscal 2002 from 7.8% in fiscal 2001 and 8.9% in fiscal 2000.

Despite that decline, we still achieved an increase of $844,000, or 12%, in net earnings in 2002 to $7,694,000, from $6,850,000 in 2001. The increase in net earnings was primarily due to a $2,066,000 increase in net interest income, which was partially offset by a $1,088,000 increase in non-interest expense. The increase in net interest income was attributable, in turn, to a decline in interest expense.

As indicated in the following table, net earnings for 2002 represented a return on average assets of 1.34% and a return on average equity of 14.07%, compared to 1.32% and 13.81%, respectively, for 2001.

	2002	2001	2000
Return on Assets	1.34%	1.32%	1.38%
Return on Equity	14.07%	13.81%	14.23%
Dividend Payout Ratio	33.86%	32.26%	27.42%
Equity to Asset Ratio	9.53%	9.55%	9.69%

Net Interest Income. Net interest income increased by $2,066,000, or 7.5%, in 2002 as compared to 2001, due to a decline in interest expense of $3,991,000, which offset a $1,925,000 decline in interest income in 2002. The reduction in interest expense was primarily attributable to lower market rates of interest on deposits that was the result, principally, of the lowering of market rates of interest by the Federal Reserve Board, and, to a lesser extent, reductions in the average volume of outstanding time deposits, including those in denominations of $100,000 or more ("TCDs"), as a result of our decision to allow those deposits to be withdrawn on their maturity rather than seeking their renewal. The decline in interest income in 2002 also was primarily attributable to declining market rates of interest that resulted in reductions in the interest rates we were able to charge on new loans that we originated during the year and in the interest rates on variable rate loans that "repriced" downward as market rates of interest declined.

Information concerning average interest earning assets and interest bearing liabilities, along with the average interest rates charged and paid thereon is set forth in the following table. Averages were computed based upon daily balances and dollars are in thousands.

	Year Ended December 31,								
	2002			2001			2000		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
				(Dollars in Thousands)					
Earning Assets:									
Investment Securities									
U.S. Treasury	$ 349	$ 15	4.3%	$ 565	$ 28	5.0%	$ 1,405	$ 74	5.3%
U.S. Government Agencies	43,629	2,007	4.6	45,453	2,505	5.5	43,419	2,712	6.2
Municipal Leases[1]	8,119	657	8.1	5,060	432	8.5	5,636	502	8.9
Other Securities	16,426	390	2.4	17,742	780	4.4	14,502	947	6.5
Total Investment Securities	68,523	3,069	4.5	68,820	3,745	5.4	64,962	4,235	6.5
Federal Funds Sold	27,504	430	1.6	21,043	808	3.8	10,440	652	6.2
Due from Banks - Time	7,544	194	2.6	12,119	564	4.7	4,175	273	6.5
Loans[2]	423,943	31,379	7.4	370,882	31,849	8.6	359,867	34,079	9.5
Lease Financing[1]	1,160	93	8.0	951	82	8.6	1,443	125	8.7
Total Interest-Earning Assets[1]	$528,674	$35,165	6.7%	$473,815	$37,048	7.8%	$440,887	$39,364	8.9%



Interest Bearing Liabilities:

Domestic Deposits and Borrowed Funds:									
Savings Deposits[3]	$242,305	$ 2,784	1.1%	$201,183	$ 3,743	1.9%	$179,465	$ 4,646	2.6%
Time Deposits	88,824	2,216	2.5	108,989	5,282	4.8	111,405	6,360	5.7
Short-Term Borrowings	—	—	0.0	260	5	1.9	1,508	97	6.4
Long-Term Borrowings	667	39	5.8	0	—	0.0	4	—	0.0
Total Interest-Bearing Liabilities	$331,796	$ 5,039	1.5%	$310,432	$ 9,030	2.9%	$292,382	$11,103	3.8%

The following table sets forth the net interest earnings (in thousands of dollars) and the net yield on average earning assets:

	2002	2001	2000
Total Interest Income[1][2]	$ 35,165	$ 37,048	$ 39,364
Total Interest Expense[3]	$ 5,039	$ 9,030	$ 11,103
Net Interest Earnings[1][2]	$ 30,126	$ 28,018	$ 28,261
Net Average Earning Assets[2]	$528,674	$473,815	$440,887
Net Yield on Average Earning Assets[1][2]	5.7%	5.9%	6.4%
Net Yield on Average Earning Assets (excluding Loan Fees)[1][2]	5.4%	5.6%	6.2%

[1] Interest income includes the effects of tax equivalent adjustments on tax exempt securities and leases using tax rates that approximate 36.3 percent for 2002, 36.4 percent for 2001 and 36.9 percent for 2000.

[2] Loans, net of unearned discount, do not reflect average reserves for possible loan losses of $4,378,000 in 2002, $3,890,000 in 2001, and $4,798,000 in 2000. Loan fees of $1,463,000 in 2002, $1,364,000 in 2001, and $1,064,000 in 2000 are included in interest income. Average loan balances include loans placed on non-accrual status during the periods presented, but interest on such loans has been excluded. There were four non-accruing loans totaling $1,455,000 (0.4% of total loans outstanding) at December 31, 2002, and six non-accruing loans totaling $2,717,000 (0.7%, of total loans outstanding) at December 31, 2001 and six non-accruing loans totaling $2,319,000 (0.6% of total loans outstanding) at December 31, 2000.

[3] Includes NOW, Super NOW, and Money Market Deposit Accounts.

Rate Sensitivity, Net Interest Margins and Market Risk.

Rate Sensitivity. Like other banks and bank holding companies, our margins (that is, the difference between yields we are able to realize, and therefore the interest income that we are able to generate, on loans and other interest earning assets, on the one hand, and the interest we pay on deposits, on the other hand) are affected by a number of factors, including the relative percentages or the "mix" of:

- our assets, between loans, on the one hand, on which we are able to obtain higher rates of interest, and investment securities, federal funds sold and funds held in interest-bearing deposits with other financial institutions, on the other hand, on which yields generally are lower;
- variable and fixed rate loans in the loan portfolio; and
- demand and savings deposits, on the one hand, and time deposits (on which we pay higher rates of interest) on the other hand.

Impact on Net Interest Margins of the Mix of Fixed and Variable Rate Loans. As a general rule, in an interest rate environment like the one we have experienced during the past two years, a bank with a relatively high percentage of variable rate loans will experience a decline in net interest margins during a period of declining market rates of interest, because those loans will "reprice" automatically when market rates of interest decline. On the other hand, a bank with a large proportion of fixed rates loans, generally, will experience an increase in net interest margins, because the interest rates on those fixed rate loans will not decline in response to declines in market rates of interest. In a period of increasing interest rates, however, the interest margin of banks with a high proportion of fixed rate loans generally will suffer because they will be unable to "reprice" those loans to fully offset the increase in the rates of interest they must offer to retain maturing time deposits and attract new deposits. By contrast, a bank with a higher proportion of variable loans in an environment of increasing market rates of interest will be able to more fully offset the impact of rising rates of interest on the amounts they must pay to retain existing and attract new deposits.

The following table sets forth the maturities of our loans, and the mix of fixed and variable rate loans, as of December 31, 2002 (in thousands):

	MATURING			
	Within One Year	One to Five Years	After Five Years	Total
Total fixed rate loans	$10,556	$57,211	$223,989	$291,756
Total variable rate loans	37,497	23,300	89,574	150,371
Total	$48,053	$80,511	$313,563	$442,127

Impact on Net Interest Margins of the Mix of Demand, Savings and Time Deposits. In a period of declining market rates of interest, all other things being equal, a bank with a greater proportion of demand and savings accounts, as compared to time deposits, is likely to have a higher interest margin than a bank with a greater proportion of time deposits, because a bank must wait for its time deposits to mature before it can implement reductions in the rates of interest it must pay on those deposits in response to declining market rates of interest, whereas such reductions can be implemented more quickly on savings and money market deposits. By contrast, in a period of increasing market rates of interest, all other things being equal, a bank with a higher proportion of time deposits will generally have a higher interest margin than a bank with a higher proportion of savings deposits and a lower proportion of time deposits, because a bank need not increase the interest it pays on its time deposits until they mature, while



it must increase its interest rates on savings and money market deposits to be able to retain them in response to increasing market rates of interest.

The average amounts (in thousands) of and the average rates paid on deposits, by type, in the year ended December 31, 2002 are summarized below:

	Year ended December 31, 2002	
	Average Balance	Average Rate
Noninterest bearing demand deposits	$181,680	—
Savings Deposits[1]	242,305	1.15%
Time Deposits[2]	88,824	2.49%
Total Deposits	$512,809	0.98%

The following table sets forth changes in interest earned, including loan fees, and interest paid in each of the years ended December 31, 2002 and 2001 and the extent to which those changes were attributable to changes in the volume or changes in the mix of interest earning assets and changes in the volume or changes in the mix of interest bearing liabilities. Changes in interest earned and interest paid due to both rate and volume have been allocated to the change due to volume and the change due to rate in proportion to the relationship of the absolute dollar amounts of the changes in each. All amounts are stated in thousands.

	Investment Securities						
Interest Earned On	Taxable	Non-Taxable[1]	Federal Funds Sold	Loans[1][2]	Direct Lease Financing[1]	Time Deposits	Total
2002 compared to 2001:							
Increase (decrease) due to:							
Volume Changes	$ (12)	$ 444	$ 198	$ 4,236	$ 17	$(169)	$ 4,714
Rate Changes	(889)	(219)	(576)	(4,706)	(6)	(201)	(6,597)
Net Increase (Decrease)	$(901)	$ 225	$(378)	$ (470)	$ 11	$(370)	$(1,883)
2001 compared to 2000:							
Increase (decrease) due to:							
Volume Changes	$ (65)	$ (79)	$ 477	$ 1,019	$(42)	$ 390	$ 1,700
Rate Changes	(355)	9	(321)	(3,249)	(1)	(99)	(4,016)
Net Increase (Decrease)	$(420)	$ (70)	$ 156	$(2,230)	$(43)	$ 291	$(2,316)

Interest Paid On:	Savings Deposits	Other Time Deposits	Long Term Borrowings[3]	Short Term Borrowings[4]	Total
2002 compared to 2001					
Increase (decrease) due to:					
Volume Changes	$ 663	$ (846)	$39	$ (5)	$ (149)
Rate Changes	(1,622)	(2,220)	—	—	(3,842)
Net Increase (Decrease)	$ (959)	$(3,066)	$39	$ (5)	$(3,991)
2001 compared to 2000					
Increase (decrease) due to:					
Volume Changes	$ 514	$ (135)	$—	$(50)	$ 329
Rate Changes	(1,417)	(943)	—	(42)	(2,402)
Net Increase (Decrease)	$ (903)	$(1,078)	$—	$(92)	$(2,073)

[1] Interest income includes the effects of tax equivalent adjustments on tax exempt securities, loans and leases using tax rates which approximate 36.3% for 2002 and 36.4% in 2001.
[2] Includes an increase in loan fees of $100,000 for 2002 and a decrease of $300,000 for 2001.
[3] Long term borrowings in 2002 consists of Trust Preferred Securities that mature in 30 years and that bears interest initially at a rate of 4.66%, which will reset semi-annually at the three-month LIBOR (London Inter Bank Offered Rate) rate plus 3.05%
[4] Short term borrowings in 2001 consist of an obligation secured by a lien on certain real estate loans that bears interest at 1.92%.

Net Interest Margin in 2002 and 2001. We attempt to reduce our exposure to market risks associated with interest rate fluctuations in an effort to increase, or at least maintain, our net interest margin, by seeking (i) to attract and maintain a significant volume of demand and savings deposits that are not as sensitive to interest rate fluctuations as are TCDs and other time deposits, and (ii) to match opportunities to "reprice" earning assets, particularly loans, in response to changes in market rates of interest which require or cause repricing of deposits. We have continued sales and marketing programs designed to increase our loan volume and, also the volume of our demand and savings deposits. We also decided to allow some of our higher priced time deposits to "run off" as they matured, rather than to seek their renewal. During 2002, the average volume of loans outstanding increased by $53,068,000, or 14.0%, and the average volume of demand, savings and money market deposits increased to 83% of average total deposits, while time deposits, including TCDs, declined to 17% of average total deposits, compared to 77% and 23%, respectively, for 2001. Those percentages were 74% and 26%, respectively for 2000. Additionally, in order to mitigate the impact of declining rates of interest on our interest income, during the fourth quarter of 2002 we adopted a new loan repricing policy which places an interest rate "floor," currently at 5%,



that is applicable to all new variable rate loans that we make.

Our net interest margin (i.e., tax-adjusted net interest income stated as a percentage of average interest-earning assets) was 5.70% for the year ended December 31, 2002, compared to 5.91% for the year ended December 31, 2001. That decline was primarily due to the decrease in interest rates as mentioned above. However, notwithstanding that decline, we believe that our net interest margin continues to exceed the average net interest margin for California-based, publicly traded banks and bank holding companies with assets ranging from $250-to-$750 million (the "Peer Group Banks"), because we have been able to maintain the ratio of demand and savings deposits to total deposits at a higher level than that of our Peer Group Banks and we were able to increase the volume of our loans which generate higher yields than do our other interest earning assets.

We have again instituted new sales and marketing programs for 2003 that are designed to increase our loan volume and also the volume of our demand and savings deposits. However, we may find it necessary or prudent to increase time deposits to fund any resulting increases in loan volume. We currently believe that our net interest margin in 2003 will continue to decline at approximately the same level as in 2002, because we currently expect that any resulting increases in interest income we are able to generate in 2003 from increased loan volume will be largely offset by a combination of (i) the increase in interest expense that will result from the increase in the volume of our deposits, and (ii) rates of interest that we are able to charge on loans, which are largely determined by the Federal Reserve Board's monetary policies and affected by the economic conditions in the United States. However, there are a number of uncertainties and risks that could adversely affect our net interest margin in 2003, including (i) increased competition in our market areas, both from banks and other types of financial institutions as well as from securities brokerage firms and mutual funds that offer competing investment products, and (ii) the possibility that the economic slowdown will continue longer than is currently anticipated, which could result in reduced loan activity and in a greater decline in market rates of interest.

The ability to maintain our net interest margin is not entirely within our control because the interest rates we are able to charge on loans and the interest rates we must offer to maintain and attract deposits are affected by the monetary policies established and implemented by the Federal Reserve Board and by competitive conditions in our service areas. In addition, the effect on a bank's net interest margin of changes in market rates of interest will depend on the types and maturities of its deposits and earning assets. For example, a change in interest rates paid on deposits in response to changes in market rates of interest can be implemented more quickly in the case of savings deposits and money market accounts than with respect to time deposits as to which a change in interest rates generally cannot be implemented until such deposits mature. In addition, a change in rates of interest paid on deposits can and often does lead consumers to move their deposits from one type of deposit to another or to shift funds from deposits to non-bank investments or from such investments to bank deposit accounts or instruments, which also will affect a bank's net interest margin.

Provision for Loan and Lease Losses. Like virtually all banks and other financial institutions, we follow the practice of maintaining a reserve (the "Loan Loss Reserve") for possible losses on loans and leases that occur from time to time as an incidental part of the banking business. When it is determined that the payment in full of a loan has become unlikely, the carrying value of the loan is reduced to its realizable value. This reduction, which is referred to as a loan "charge-off," is charged against the Loan Loss Reserve. The amount of the Loan Loss Reserve is increased periodically to replenish the Reserve after it has been reduced due to loan charge-offs and to reflect changes in (i) the volume of outstanding loans, and (ii) the risk of potential losses due to a deterioration in the condition of borrowers or in the value of property securing non-performing loans, or due to adverse changes in national or local economic conditions. Those increases and additions are made through a charge against income referred to as the "provision for loan and lease losses." Recoveries of loans previously charged-off are added back to and, therefore, also have the effect of increasing the Loan Loss Reserve. Although we employ economic models that are based on bank regulatory guidelines and industry standards to evaluate and determine the sufficiency of the Loan Loss Reserve and, thereby, also the amount of provisions required to be made for potential loan losses, those determinations involve judgments or forecasts about future economic conditions and other events that are subject to a number of uncertainties, some of which are outside of our ability to control. See the discussion below under the caption *"Forward Looking Information and Uncertainties Regarding Future Performance."* In the event those judgments or forecasts are proven, by subsequent events or circumstances, to have been incorrect, it could become necessary in the future to increase the Loan Loss Reserve, which would require us to take additional charges to income that would adversely affect our operating results.

During 2002 we made provisions for potential loan losses of $460,000, as compared to $498,000 during 2001 and, at December 31, 2002 the Loan Loss Reserve was approximately $4,619,000 or 1.04% of total loans and leases outstanding, compared to approximately $4,206,000 or 1.03% of total loans and leases outstanding at December 31, 2001. The overall quality of our loan portfolio improved in 2002, as it had in 2001, which enabled us to reduce the provision made for potential loan losses in 2002 as compared to 2001 and 2000.

The following table sets forth an analysis of our loan and lease loss experience, by category, for the past three years (with dollar amounts stated in thousands). The amount of the loan charge-offs, and the ratios of net loan charge offs to the loan loss reserve and net loan charge offs to the provision for loan losses, in 2000 were substantially greater than in 2002 or in 2001. That was attributable to loan charge-offs in 2000 due to the bankruptcy of a corporate borrower.



	2002	2001	2000
Average amount of loans and leases outstanding[1]	$425,603	$371,831	$361,309
Loan and lease loss reserve at beginning of year	4,206	3,692	6,102
Charge Offs – Domestic Loans[2]:			
Commercial, financial and agricultural	(77)	(46)	(3,762)
Real Estate-construction	—	—	—
Real Estate-mortgage	—	—	—
Consumer	(18)	(40)	(30)
Other	—	—	—
Total Charge-Offs	(95)	(86)	(3,792)
Recoveries – Domestic Loans[2]:			
Commercial, financial and agricultural	46	46	134
Real Estate-construction	—	20	—
Real Estate-mortgage	—	16	170
Consumer	2	20	8
Total Recoveries	48	102	312
Net Recoveries (Net Charge-Offs)	(47)	16	(3,480)
Additions charged to operations	460	498	1,070
Loan and lease loss reserve – balance at end of year	$ 4,619	$ 4,206	$ 3,692
Ratios:			
Net charge-offs during the year to average loans and leases outstanding during the year	0.01%	(0.004)%	0.96%
Loan loss reserve to total gross loans	1.04%	1.030 %	1.00%
Net loan charge-offs to loan loss reserve	1.02%	(0.380)%	94.26%
Net loan charge-offs to provision for loan losses	10.22%	(3.210)%	325.23%
Loan loss reserve to non-performing loans	317.46%	154.800 %	159.21%

[1] Net of unearned discount.

[2] *We do not have any loans outstanding to borrowers in foreign countries and therefore there are no foreign loan charge-offs or recoveries to report for any of the periods presented* in the table above.

The amount of non-performing loans (which consist primarily of loans for which there have been no payments of principal or interest for more than 90 days) at December 31, 2002 was $1,455,000, or 0.4% of total loans then outstanding, compared to $2,717,000, or 0.7%, of total loans outstanding at December 31, 2001 and $2,319,000 or 0.6% of total loans outstanding at December 31, 2000. The ratio of the Loan Loss Reserve to non-performing loans was 317.46% at December 31, 2002, as compared to 154.80% and 159.21% at December 31, 2001 and 2000, respectively.

Net loan charge-offs totaled $47,000 in 2002, which represented one hundredth of one percent (0.01%) of average loans and leases outstanding during the year. In 2001, recoveries of previously "charged off" loans exceeded loan charge-offs by $16,000. In 2000, loan charge-offs totaled $3,480,000. However, but for the charge-off of loans to a single corporate borrower, recoveries of previously charged-off loans would have exceeded loan charge-offs by $270,000 in 2000.

Non-Interest Income. In 2002, non-interest income (also sometimes referred to as "other income") increased by $280,000 or 5.2% as compared to 2001. The increase was attributable to a number of factors, the most significant of which was a one-time $107,000 gain on the sale of a parcel of real property on which the Bank had foreclosed several years ago. In 2001, non-interest income increased by $810,000 or 17.6% as compared to 2000, primarily as a result of increases in transaction fees and service charges on deposit accounts and other banking transactions, and a one-time $72,000 gain realized on the sale of a parcel of real property that the Bank had been using as a parking lot, but which it no longer needed.

Non-Interest Expense. Non-interest expense (also sometimes referred to as "other expense") consists primarily of (i) salaries and other employee expenses, (ii) occupancy and furniture and equipment expenses, and (iii) other operating and miscellaneous expenses that include insurance premiums, marketing expenses, data processing costs, and professional fees and expenses.

In order to attract a higher volume of non-interest bearing demand and lower cost savings and money market deposits as a means of maintaining the Bank's net interest margin, it has been our policy to provide a higher level of personal service to our customers than the level of service that is typically provided by many of our competitors. As a result, we have more banking personnel than many of our competitors of comparable size, which is reflected in our non-interest expense. However, we believe that this higher level of service has helped us to retain our existing deposit customers and attract new customers which has enabled us to achieve an average net interest margin that exceeds the average net interest margin of the banks in our Peer Group.

Non-interest expense increased by approximately $1,088,000, or 5.0%, in 2002 as compared to 2001 primarily due to increases in salaries and in employee benefit expenses and, to a lesser extent, the addition of personnel. The increase in salaries was primarily attributable to a general increase in employee base salaries and bonuses paid to loan officers and other employees for meeting loan and deposit growth targets established for 2002. Notwithstanding that increase, however, due primarily to the increase in our net interest income in 2002, we were able to improve our efficiency ratio to 62.7% from 66.4% in 2001. The efficiency ratio is, basically, the ratio of non-interest expense (adjusted to exclude non-recurring expens-



es) to the sum of net interest income and non-interest income (as adjusted to exclude any non-recurring income).

In 2001 our non-interest expenses increased by $1,052,000, or 5.1%, as compared to 2000, primarily as a result of our opening, in December 2000, of a new banking office, in Temecula, California, that necessitated the addition of new personnel and increased our occupancy and equipment expenses in 2001. That increase in non-interest expense caused our efficiency ratio in 2001 to increase to 66.4% from 62.7% in 2000.

Income Taxes. Income taxes increased by approximately $452,000 or 11.5% in 2002 and $6,000 or 0.2% in 2001, in each case as compared to the prior year, primarily as a result of the increases in pre-tax income in those two years, in each case as compared to the preceding year.

The provision that we make for income taxes is based on, among other things, the ability to use certain income tax benefits available under state and federal income tax laws to reduce our income tax liability. As of December 31, 2002, the total of the unused income tax benefits (referred to in our consolidated financial statements as a "deferred tax assets"), available to reduce our income taxes in future periods was $2,317,000. Such tax benefits expire over time unless used and the realization of those benefits is dependent on generating taxable income in the future in amounts sufficient to utilize those tax benefits prior to their expiration. We have made a judgment that it is more likely than not that we will generate taxable income in future years sufficient to fully utilize those benefits. In the event that our income were to decline in future periods such that it was no longer more likely than not that we would be able to fully utilize those benefits, we would be required to establish a valuation reserve for the benefits we estimate would be lost. Establishment of such a reserve would require us to increase the provision we make for income taxes, which would have the effect of reducing our net income.

FINANCIAL CONDITION

Total Assets. Our average total assets increased during 2002 by approximately $54,191,000, or 10.4%, compared to average total assets for 2001. The increase in average total assets was primarily due to an increase of $51,893,000, or 13.9%, in the average loans and leases outstanding, together with an increase in the average volume of federal funds sold of $6,461,000, or 30.7%, which offset a decrease in the average volume of other earning assets, including overnight repurchase agreements, time deposits held at other banks, and investment securities.

We currently anticipate that we will achieve modest asset growth in the year ending December 31, 2003, which is expected to result from increased lending and deposit activity that we expect will be generated by our marketing programs.

Loans. Set forth below is information regarding the average volume of our loans, by type or category of loan, for each of the years in the five-year period ended December 31, 2002:

Types of Loans	2002	2001	December 31, 2000 (In Thousands)	1999	1998
Commercial, financial and agricultural	$ 36,125	$ 35,305	$ 33,011	$ 47,620	$ 47,719
Real Estate construction	20,526	11,977	14,135	15,702	18,719
Real Estate mortgage	362,502	317,399	305,093	252,925	231,056
Consumer	4,362	5,641	6,177	6,422	6,898
Lease Financing	1,160	951	1,443	2,835	4,086
All other (including overdrafts)	510	676	1,667	2,280	2,604
Subtotal:	$425,185	$371,949	$361,526	$327,784	$311,082
Less:					
Unearned Discount	(82)	(116)	(217)	(396)	(616)
Reserve for loan and lease losses	(4,378)	(3,890)	(4,798)	(5,865)	(5,252)
Total	$420,725	$367,943	$356,511	$321,523	$305,214

The maturities of our loans, as of December 31, 2002, presented by type or category of loan, is set forth below (in thousands):

	MATURING			
	Within One Year	One to Five Years	After Five Years	Total
Commercial, financial and agricultural	$18,147	$11,620	$ 14,370	$ 44,137
Real Estate construction	14,013	5,522	14,957	34,492
Real Estate mortgage	13,573	61,063	283,071	357,707
Consumer	1,612	1,791	669	4,072
Lease Financing	329	472	410	1,211
All other	379	43	86	508
Total	$48,053	$80,511	$313,563	$442,127

Deposits. During 2002 we conducted programs by which we were able to increase deposits to provide additional funds that we used to increase loan volume. Overall, in 2002 the average volume of deposits increased by $46,809,000, or 10.4%, as compared to the average volume of deposits during 2001. Contributing to that increase was an increase of $66,974,000, or 18.8%, in the volume of our core deposits, made up of demand deposits, which do not bear interest, and savings and money market deposits, on which we pay lower rates of interests than on time deposits. At the same time, during 2002, the average volume of time deposits (including those in denominations of $100,000 or more) decreased by $20,165,000, or 18.5%. As a result, our core demand, savings and money market deposits represented 82.7% of average total deposits in 2002 as



compared to 76.6% in 2001, with time deposits (including those in denominations of $100,000 or more) representing 17.3% of average total deposits in 2002 as compared to 23.4% in 2001. The decreases in the volume of time deposits, together with decreases in interest rates that we paid, primarily in response to decreases in market rates of interest, resulted in a decrease in interest expense in 2002 as compared to 2001. See the discussion above under the captions "Results of Operations – Net Interest Income" and "Results of Operations -- Rate Sensitivity, Net Interest Margins and Market Risk."

The average amounts (in thousands) of and the average rates paid on deposits in each of 2002, 2001 and 2000 are summarized below:

	2002		2001		2000	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest bearing demand deposits	$181,680	—	$155,828	—	$142,132	—
Savings Deposits[1]	242,305	1.15%	201,183	1.86%	179,465	2.59%
Time Deposits[2]	88,824	2.49%	108,989	4.85%	111,405	5.71%
Total Deposits	$512,809	0.98%	$466,000	1.94%	$433,002	2.54%

[1] Includes NOW, Super NOW, and Money Market Deposit Accounts.
[2] Includes time certificates of deposit in denominations greater than and less than $100,000.

Set forth below is a maturity schedule of domestic time certificates of deposit of $100,000 or more (with amounts stated in thousands) as of December 31, 2002:

	At December 31, 2002 (In thousands)
Three Months or Less	$16,173
Over Three through Six Months	6,546
Over Six through Twelve Months	8,747
Over Twelve Months	2,980
	$34,446

Liquidity Management. Liquidity management policies attempt to achieve a matching of sources and uses of funds in order to enable us to fund *the requirements of our customers for loans and for deposit withdrawals. In conformity with those policies, we maintain a number of short-term* sources of funds to meet periodic increases in loan demand and deposit withdrawals and maturities. At December 31, 2002, the principal sources of liquidity consisted of $32,665,000 in cash and demand balances due from other banks and $16,300,000 of Federal funds sold, which together totaled $48,965,000. Other sources of liquidity include $59,703,000 in securities available for sale, of which approximately $1,095,000 mature within one year; $230,000 in securities held to maturity which mature within one year; and $7,922,000 in interest-bearing deposits at other financial institutions, which mature in 6 months or less. In addition, substantially all of the Bank's installment loans and leases, the amount of which aggregated $5,478,000 at December 31, 2002, require regular installment payments from customers, providing us with a steady flow of cash funds.

We also maintain a line of credit from the Federal Home Loan Bank, the amount of which was $34,916,000 as of December 31, 2002. Borrowings under that credit line are secured by a pledge of some of our outstanding loans. We also have established loan facilities that would enable us to borrow up to $13,000,000 of Federal funds from other banks and we have an account with the Federal Reserve Bank of San Francisco that will also allow us to borrow at its discount window should the need arise. Finally, if necessary, we could obtain additional cash by means of sales of time certificates of deposit into the "CD" market. However, as a general rule, it has been and continues to be our policy to make use of borrowings under the credit line or loan facilities to fund short term cash requirements, before selling securities or reducing deposit balances at other banks and before selling time certificates of deposit.

In late December of 2001 we borrowed $19,000,000 under the Federal Home Loan Bank credit line to fund increases in loans and seasonal withdrawals of demand and savings deposits which typically occur during the holiday season. We repaid those borrowings in their entirety at the end of January 2002 and there has been no other borrowing outstanding under the credit line, or any of our other borrowing facilities, again in 2002. However, we expect that we may make use of that Federal Home Loan Bank credit line and other credit loan facilities in the future primarily to fund our short term cash requirements during periods of either significant loan growth or increased deposit withdrawals.

We believe that our cash and cash equivalent resources, together with available borrowings under our line of credit and credit facilities, will be sufficient to enable us to meet any increases in demand for loans and leases and any increase in deposit withdrawals that might occur in the foreseeable future.

Capital Resources and Dividends. It has been and continues to be the objective of our Board of Directors to retain earnings that are needed to meet capital requirements under applicable government regulations and to support our growth. At the same time, it is the policy of the Board of Directors to pay cash dividends if earnings exceed the amounts required to meet that objective. Pursuant to that policy, the Company has paid regular quarterly cash dividends since September of 1999 and, in January of 2003, the Board of Directors declared an $0.11 per share cash dividend, which is the 14th consecutive quarterly cash dividend declared since the current dividend policy was adopted by the Board of Directors. However, the Board may change the amount or frequency of cash dividends to the extent that it deems necessary or appropriate to achieve our objective of maintaining capital in amounts sufficient to support our growth. For example the retention of earnings in previous years enabled us to fund the opening of four new banking offices and extend the Bank's market areas, all of which have contributed to our increased profitability and the maintenance of our



capital adequacy ratios well above regulatory requirements.

We continue to evaluate and explore opportunities to expand our market into areas such as eastern Los Angeles County, western San Bernardino County, north Orange County and northern Riverside County, all of which are contiguous to our existing markets. The number of independent banks based in our market areas has declined significantly, due to a consolidation in the Banking industry that occurred approximately two to three years ago. We believe that this consolidation has created opportunities for us to increase our market share in those areas. We have taken advantage of those opportunities by establishing a substantial number of new customer relationships and increasing the volume of our demand, savings and money market deposit balances. We also opened a branch banking office in the city of Temecula, California, in late December of 2000, which is our 12th banking office, and we believe that there are still additional expansion and growth opportunities that we will seek to take advantage of in the future.

Stock Repurchase Programs. In January of 2003 the Board of Directors authorized a stock repurchase program that provides for the Company to repurchase up to $5,000,000 of its common stock. Repurchases may be made from time-to-time in the open market or in privately negotiated transactions when opportunities to do so at favorable prices present themselves, in compliance with Securities and Exchange Commission (SEC) guidelines. In May of 2001 we completed a previously authorized open market and private stock repurchase program which began in late 1998 and resulted in the purchase of a total of 976,588 shares of our common stock for an aggregate price of approximately $11,970,000.

Sale of Trust Preferred Securities. In December of 2002, we completed a private sale of $8,000,000 of trust preferred securities to an institutional investor as part of a pooled securitization transaction by that investor. The trust preferred securities mature in 30 years, and are redeemable at our option beginning after five years. We are required to make quarterly interest payments, initially at a rate of 4.66%, which will re-set semi-annually at the three-month LIBOR (London Inter Bank Offered Rate) rate plus 3.05%. The trust preferred securities are subordinated to other borrowings that may be obtained by the Company in the future and qualify as Tier 1 capital for regulatory purposes. (See discussion below regarding our Regulatory Capital Requirements.) The proceeds from the sale of the trust preferred securities will be used to fund the continued growth of the Bank and also may be used to repurchase our common stock under our stock repurchase plan and to purchase bank-owned life insurance on key employees of the Bank. Such insurance (which is commonly referred to in the banking industry as "BOLI") would be purchased for two primary purposes:
(i) to provide a source of funds to offset the Bank's future payment obligations under its employee retirement and benefit plans, and (ii) to protect the Bank against the costs or losses that could occur as a result of the death of any key employees.

Regulatory Capital Requirements. Federal banking agencies require banks to maintain a minimum ratio of qualifying total capital to risk-adjusted assets of 8% and a minimum ratio of Tier 1 capital (essentially, the sum of a bank's capital stock and retained earnings, less any intangibles) to risk-adjusted assets of 4%. In addition to the risked-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to total average assets, referred to as the leverage ratio. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to average assets must be 5%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, federal and state bank regulatory agencies have the discretion to set minimum capital requirements for specific banking institutions at rates significantly above the minimum guidelines and ratios and encourage banks to maintain their ratios above those minimums as a matter of prudent banking practices.

The risk-based capital ratio is determined by weighting our assets in accordance with certain risk factors and, the higher the risk profile of the assets, the greater is the amount of capital that is required to maintain an adequate risk-based capital ratio, which generally is at least 8%. Additionally, the level of supervision to which a bank will be subject by federal bank regulatory authorities will depend largely on the extent to which a bank meets or exceeds federally mandated leverage capital ratios. A bank that maintains a leverage capital ratio of 5% or more generally will be categorized by federal bank regulatory agencies as "well capitalized" and, therefore, as a general matter will be subject to less extensive regulatory supervision than banks with lower leverage capital ratios. However, a bank with a leverage capital ratio exceeding 5% may be "downgraded" by its primary federal regulatory agency due to other factors.

The Bank has been categorized as a "well capitalized" institution by its primary federal banking agency and its Tier 1 capital and Tier 1 risk-based capital ratios compare favorably with those of the Peer Group Banks and exceed minimum regulatory requirements.

The following table compares, as of December 31, 2002, the actual capital ratios of the Bank to the capital ratios that the Bank is required to meet under applicable banking regulations:

	Actual	For Capital Adequacy Purposes	To Be Catagorized as Well Capitalized
Total Capital to Risk Weighted Assets	12.6%	8.0%	10.0%
Tier 1 Capital to Risk Weighted Assets	11.6%	4.0%	6.0%
Tier 1 Capital to Average Assets	9.4%	4.0%	5.0%

FORWARD LOOKING INFORMATION AND UNCERTAINTIES REGARDING FUTURE FINANCIAL PERFORMANCE

Statements contained in this Annual Report that are not historical facts or that discuss our expectations or beliefs about our future financial performance (including statements concerning business or financial trends) are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Our actual financial results in future periods may differ, possibly materially, from those forecast, or identified as expected or anticipated, in this Annual Report due to a number of risks and uncertainties. Certain of those risks and uncertainties are discussed above in the section of the Report entitled "Management's Discussion and Analysis of Finance Condition and Results of Operation." In addition, included among



the risks and uncertainties that could affect our future financial performance and condition are the following:

Increased Competition. Increased competition from other financial institutions, mutual funds and securities brokerage and investment banking firms that offer competitive loan and investment products could require us to reduce interest rates and loan fees in order to attract new loans or to increase interest rates that we offer on time deposits, either or both of which could, in turn, reduce our interest income or increase our interest expense, thereby reducing our net interest income and margins.

Possible Adverse Changes in Local Economic Conditions. Adverse changes in economic conditions, either national or local, could (i) reduce loan demand that could, in turn, reduce interest income and net interest margins; (ii) weaken the financial capability of borrowers to meet their loan obligations, resulting in increases in loan losses and require increases in reserves for possible loan losses through additional charges against income; and (iii) lead to reductions in real property values that, due to our reliance on real property to secure many of our loans, could make it more difficult for us to prevent losses from being incurred on non-performing loans through the sale of such real properties.

Possible Adverse Changes in Federal Reserve Board Monetary Policies. Changes in national economic conditions, such as increases in inflation or declines in economic output often prompt changes in Federal Reserve Board monetary policies that could increase the cost of funds to us or reduce yields on interest earning assets and, thereby, reduce net interest margins and net interest income. As discussed above, in the past 24 months the Federal Reserve Board has lowered market rates of interest in an effort to stimulate the national economy. Those reductions caused our net interest margin to decline and could continue to do so in the future.

Real Estate Mortgage Loans. Approximately 90% of the Bank's loans are secured by deeds of trust or mortgages on real property. Although a significant portion of these loans were made to businesses for commercial purposes and the primary source of payment for these loans is the cash that they generate from their operations, a significant decline in real property values in Southern California could result in a deterioration in some of those loans that would necessitate increases in the loan loss reserve and could result in loan write-offs that would adversely affect our earnings.

Changes in Regulatory Policies. Changes of federal and state bank regulatory policies, such as increases in capital requirements or in loan loss reserves, or changes in required asset/liability ratios, could adversely affect earnings by reducing yields on earning assets or increasing operating costs.

Effects of Growth. It is our intention to take advantage of opportunities to increase our business, either through acquisitions of other banks, the establishment of new banking offices or the offering of new products or services to our customers. If we do acquire any other banks or open any additional banking offices or begin offering new products or services, we are likely to incur additional operating costs that may adversely affect our operating results, at least on an interim basis.

Due to these and other possible uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this Annual Report. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market risk is the risk of loss to future earnings, to fair values of assets or to future cash flows that may results from changes in the price or value of financial instruments. The value of a financial instrument may change as a result of changes in interest rates and other market conditions. Market risk is attributed to all market risk sensitive financial instruments, including loans and investment securities, deposits and borrowings. We do not engage in trading activities or participate in foreign currency transactions for our own account. Accordingly, our exposure to market risk is primarily a function of our asset and liability management activities and of changes in market rates of interest that can cause or require increases in the rates we pay on deposits that may take effect more rapidly or may be greater than the increases in the interest rates we are able to charge on loans and the yields that we can realize on our investments. The extent of that market risk depends on a number of variables, including the sensitivity to changes in market interest rates and the maturities of our interest earning assets and our deposits.

The table below sets forth information concerning the interest rate sensitivity of our consolidated assets and liabilities as of December 31, 2002. Assets and liabilities are classified by the earliest possible repricing date or maturity, whichever comes first.

Generally, where rate-sensitive assets (principally loans, investment securities and other interest earning assets) exceed rate-sensitive liabilities (principally interest bearing deposits), the net interest margin will be positively impacted during periods of increasing interest rates and negatively impacted during periods of decreasing interest rates. When rate-sensitive liabilities exceed rate-sensitive assets, the net interest margin generally will be negatively affected during periods of increasing interest rates and positively affected during periods of decreasing interest rates.

	Three Months or Less	Over Three Through Twelve Months	Over One Year Through Five Years	Over Five Years	Non-Interest Bearing	Total
			(Dollars in Thousands)			
Assets						
Interest-bearing deposits in banks	$ 5,248	$ 2,674	$ —	$ —	$ —	$ 7,922
Investment securities	12,318	59,357	12,950	6,153	—	90,778
Federal Funds Sold	16,300	—	—	—	—	16,300
Net loans	135,106	5,220	77,812	219,303	—	437,441
Noninterest-earning assets	—	—	—	—	52,129	52,129
Total assets	$ 168,972	$ 67,251	$ 90,762	$225,456	$ 52,129	$604,570
Liabilities and Stockholders' Equity:						
Noninterest-bearing deposits	$ —	$ —	$ —	$ —	$ 198,286	$198,286
Interest-bearing deposits	288,920	40,170	7,173	13	—	336,276
Short-term borrowings	—	—	—	—	—	—
Long-term borrowings	8,000	—	—	—	—	8,000
Other liabilities	—	—	—	—	4,432	4,432
Stockholders' equity	—	—	—	—	57,576	57,576
Total liabilities and stockholders equity	$ 296,920	$ 40,170	$ 7,173	$ 13	$ 260,294	$604,570
Interest rate sensitivity gap	$(127,948)	$ 27,081	$ 83,589	$225,443	$(208,165)	$ —
Cumulative interest rate sensitivity gap	$(127,948)	$(100,867)	$(17,278)	$208,165	$ —	$ —

We use a dynamic simulation model to forecast the anticipated impact of changes in market interest rates on our net interest income. That model is used to assist management in evaluating, and in determining and adjusting strategies designed to reduce, our exposure to these market risks, which may include, for example, changing the mix of earning assets or interest-bearing deposits.

Simulated Rate Changes	Estimated Net Interest Income Sensitivity	(Dollars in Thousands) Market Value	
		Assets	Liabilities
+100 basis points	(1.77)%	$598,589	$545,825
+300 basis points	(8.50)%	$582,595	$544,835
-100 basis points	1.84%	$616,594	$546,842
-300 basis points	(9.04)%	$637,053	$547,258



AUDITED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

	DECEMBER 31, 2002 AND 2001	2002	2001
		(dollars in thousands)	
ASSETS	Cash and due from banks	$ 32,665	$ 21,772
	Federal funds sold	16,300	8,475
	Total Cash and Cash Equivalents	48,965	30,247
	Interest-bearing deposits in other financial institutions	7,922	13,258
	Investment securities held-to-maturity	9,279	13,055
	Investment securities available-for-sale	81,499	66,688
	Total Investments	90,778	79,743
	Federal Home Loan Bank stock, at cost	357	950
	Federal Reserve Bank stock, at cost	229	229
	Loans, net of unearned income	440,849	407,078
	Direct lease financing	1,211	1,328
	Allowance for Loan Losses	(4,619)	(4,206)
	Total Loans	437,441	404,200
	Premises and equipment	5,498	6,322
	Other real estate owned	387	2,182
	Cash surrender value of life insurance	6,778	6,167
	Deferred tax assets	2,317	1,975
	Accrued interest and other assets	3,898	4,868
	TOTAL ASSETS	$604,570	$550,141
LIABILITIES AND STOCKHOLDERS' EQUITY	Liabilities		
	Demand deposits	$198,286	$161,837
	Savings and NOW deposits	138,430	117,100
	Money market deposits	113,081	100,482
	Time deposits $100,000 or over	34,446	36,749
	Time deposits under $100,000	50,319	59,222
	Total Deposits	534,562	475,390
	Accrued employee benefits	2,792	2,516
	Accrued interest and other liabilities	1,640	1,383
	Short-term borrowings	–	19,000
	Company obligated preferred securities of subsidiary trust holding floating rate junior subordinated deferrable interest debentures	8,000	–
	Total Liabilities	$546,994	$498,289
	Commitments and Contingencies – Note #19		
	Stockholders' Equity		
	Common Stock - authorized 25,000,000 shares $.001 par value; issued and outstanding 6,032,277 shares in 2002 and 5,514,363 shares in 2001	6	6
	Additional paid-in capital	43,110	42,892
	Stock Dividend to be distributed	9,328	–
	Retained earnings	4,868	8,877
	Accumulated other comprehensive income – Net unrealized gains on available for sale securities, net of taxes of $89 in 2002 and $37 in 2001	264	77
	Total Stockholders' Equity	57,576	51,852
	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$604,570	$550,141



The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31	2002	2001	2000
	(dollars in thousands, except per share amounts)		
Interest Income			
Interest and fees on loans	$31,257	$31,720	$33,928
Interest on Investment Securities			
Taxable	2,438	3,313	3,733
Exempt from federal taxes	419	275	317
Interest on deposits	194	564	273
Interest on federal funds sold	430	808	652
Lease financing income exempt from federal taxes	73	56	80
TOTAL INTEREST INCOME	34,811	36,736	38,983
Interest Expense			
Interest on savings, NOW and money market deposits	2,784	3,743	4,646
Interest on time deposits over $100,000	874	2,225	2,695
Interest on time deposits under $100,000	1,342	3,057	3,665
Interest on borrowings	39	5	97
TOTAL INTEREST EXPENSE	5,039	9,030	11,103
NET INTEREST INCOME	29,772	27,706	27,880
Provision for Possible Loan Losses	(460)	(498)	(1,070)
NET INTEREST INCOME AFTER PROVISION FOR POSSIBLE LOAN LOSSES	29,312	27,208	26,810
Non Interest Income			
Service fees	5,214	5,231	4,487
Gain on sale of SBA loans	3	24	31
Other	477	159	86
	5,694	5,414	4,604
Non Interest Expenses			
Salaries and employee benefits	11,397	10,454	9,579
Net occupancy expense of premises	2,470	2,488	2,229
Furniture and equipment expenses	1,576	1,550	1,544
Other expenses	7,491	7,354	7,442
	22,934	21,846	20,794
INCOME BEFORE INCOME TAXES	12,072	10,776	10,620
Income Taxes	4,378	3,926	3,920
NET INCOME	$ 7,694	$ 6,850	$ 6,700
Earnings Per Share			
Basic	$ 1.28	$ 1.14	$ 1.06
Diluted	$ 1.19	$ 1.08	$ 1.02

The accompanying notes are an integral part of these financial statements.



CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended December 31, 2002, 2001, & 2000

	NUMBER OF SHARES OUTSTANDING	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	STOCK DIVIDEND TO BE DISTRIBUTED	COMPREHENSIVE INCOME	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL
				(dollars in thousands)				
Balance, January 1, 2000	5,772,614	$5	$37,373	$ –		$11,898	$(837)	$48,439
Cash dividend						(1,383)		(1,383)
Exercise of stock options	4,048		24					24
Common stock issued under employee benefit and dividend reinvestment and optional investment plans	36,079		357					357
Common stock repurchased, cancelled and retired	(568,878)					(6,469)		(6,469)
Comprehensive income:								
Net income					$6,700	6,700		6,700
Net unrealized holding gains on available-for-sale securities (Net of taxes of $240)					595		595	595
Total Comprehensive Income					$7,295			
Balance, December 31, 2000	5,243,863	5	37,754	–		10,746	(242)	48,263
7% stock dividend	361,421	1	4,626			(4,627)		
Cash paid in lieu of fractional shares						(7)		(7)
Cash dividend						(2,177)		(2,177)
Exercise of stock options	38,417		224					224
Comon stock issued under employee benefit and dividend reinvestment and optional investment plans	22,130		288					288
Common stock repurchased, cancelled and retired	(151,468)					(1,908)		(1,908)
Comprehensive income:								
Net income					6,850	6,850		6,850
Net unrealized holding gains on available-for-sale securities (Net of taxes of $37)					319		319	319
Total Comprehensive Income					$7,169			
Balance, December 31, 2001	5,514,363	6	42,892	–		8,877	77	51,852
9% stock dividend	497,498			9,328		(9,328)		
Cash dividend						(2,375)		(2,375)
Exercise of stock options	13,168		120					120
Comon stock issued under employee benefit and dividend reinvestment and optional investment plans	7,248		98					98
Comprehensive income:								
Net income					7,694	7,694		7,694
Net unrealized holding gains on available-for-sale securities (Net of taxes of $89)					187		187	187
Total Comprehensive Income					$7,881			
Balance, December 31, 2002	6,032,277	$6	$43,110	$9,328		$4,868	$264	$57,576

The accompanying notes are an integral part of these consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31	2002	2001	2000
		(dollars in thousands)	
Cash Flows From Operating Activities			
Interest and fees received	$ 35,469	$ 37,238	$ 38,405
Service fees and other income received	4,982	4,814	3,952
Financing revenue received under leases	73	56	80
Interest paid	(5,160)	(9,379)	(10,783)
Cash paid to suppliers and employees	(20,914)	(18,107)	(22,478)
Income taxes paid	(4,423)	(4,033)	(3,554)
Net Cash Provided By Operating Activities	10,027	10,589	5,622
Cash Flows From Investing Activities			
Proceeds from maturity of held-to-maturity securities	3,775	13,806	2,140
Purchase of held-to-maturity securities	(46)	(6,116)	(193)
Proceeds from maturity of available-for-sale securities	3,410,172	3,544,927	1,815,301
Purchase of available-for-sale securities	(3,424,094)	(3,562,013)	(1,824,370)
Net (increase) decrease in deposits in other financial institutions	5,336	(5,253)	(86)
Net (increase) decrease in credit card and revolving credit receivables	254	(154)	(300)
Recoveries and deferred recoveries on loans previously written off	33	75	80
Net increase in loans	(34,191)	(39,711)	(27,557)
Net (increase) decrease in leases	117	(164)	1,177
Capital expenditures	(570)	(1,838)	(1,035)
Proceeds from sale of other real estate owned	1,903	–	12
Proceeds from sale of property, plant and equipment	1	1,094	21
Net Cash Used In Investing Activities	(37,310)	(55,347)	(34,810)
Cash Flows From Financing Activities			
Net increase (decrease) in deposits	59,158	21,307	56,802
Net increase (decrease) in short term borrowing	(19,000)	19,092	(8,800)
Issuance of Trust Preferred Securities	8,000	–	–
Proceeds from exercise of stock options	120	224	24
Proceeds from stock issuance	98	288	357
Principal payments on long-term debt	–	–	(19)
Dividends paid	(2,375)	(2,184)	(1,383)
Stock repurchased and retired	–	(1,908)	(6,469)
Net Cash Provided By Financing Activities	46,001	36,819	40,512
Net Increase (Decrease) in Cash and Cash Equivalents	18,718	(7,939)	11,324
Cash and Cash Equivalents, Beginning of Year	30,247	38,186	26,862
Cash and Cash Equivalents, End of Year	$ 48,965	$ 30,247	$ 38,186

The accompanying notes are an integral part of these financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS CONTINUED

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

For the years ended December 31	2002	2001	2000
		(dollars in thousands)	
Net Income	$ 7,694	$ 6,850	$6,700
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities			
Depreciation and amortization	1,385	1,364	370
Provision for possible credit losses	460	498	1,070
Provision for possible OREO losses	–	125	42
Provision (credit) for deferred taxes	(342)	(174)	611
(Gain) loss on sale of equipment	7	(72)	2
Gain on sale of other real estate owned	(108)	–	(12)
(Increase) decrease in other assets	131	231	(104)
(Increase) decrease in interest receivable	669	335	(319)
(Increase) decrease in discounts and premiums	62	223	(179)
(Increase) decrease in prepaid expenses	241	1,352	(1,167)
Increase in cash surrender value of life insurance	(611)	(528)	(642)
Increase (decrease) in interest payable	(121)	(349)	320
Increase (decrease) in taxes payable	297	67	(245)
Increase (decrease) in accrued expenses and other liabilities	263	667	(825)
Total Adjustments	2,333	3,739	(1,078)
Net Cash Provided by Operating Activities	$10,027	$10,589	$5,622

The accompanying notes are an integral part of these financial statements.

NOTE #1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Foothill Independent Bancorp and its wholly owned subsidiaries, Foothill Independent Bank (the "Bank"), Foothill BPC, Inc., Platinum Results, Inc., and Foothill Independent Statutory Trust I, collectively referred to herein as the "Company." Intercompany balances and transactions have been eliminated.

Nature of Operations

The Bank has been organized as a single operating segment and operates twelve branches in various locations in the Los Angeles, Riverside, and San Bernardino Counties of Southern California. The Bank's primary source of revenue is from providing loans to customers, who are predominately small and middle market businesses and individuals.

Foothill BPC, Inc. is the entity that accounts for leasing of certain bank branches.

On December 18, 2000, the Company formed Platinum Results, Inc., as a California corporation and data processing subsidiary of the Company.

On December 6, 2002, the Company formed Foothill Independent Statutory Trust I for the purpose of issuing Trust Preferred Securities (See Note #10).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses (See Note #5), the valuation of foreclosed real estate (See Note #7) and deferred tax assets (See Note #17).



Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks and federal funds sold. Generally, federal funds are sold for one day periods.

Cash and Due From Banks

Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. The Bank complied with the reserve requirements as of December 31, 2002.

Investment Securities

Securities held-to-maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts over the period to maturity, or to an earlier call, if appropriate, on a straight-line basis. Such securities include those that management intends and has the ability to hold into the foreseeable future.

Securities are considered available-for-sale if they would be sold under certain conditions, among these being changes in interest rates, fluctuations in deposit levels or loan demand, or need to restructure the portfolio to better match the maturity or interest rate characteristics of liabilities with assets. Securities classified as available-for-sale are accounted for at their current fair value rather than amortized historical cost. Unrealized gains or losses are excluded from net income and reported as an amount net of taxes as a separate component of other comprehensive income included in shareholders' equity (See Note #2).

Loans and Interest on Loans

Loans are stated at unpaid principal balances, net of deferred loan fees and unearned discounts. The Bank recognizes loan origination fees to the extent they represent reimbursement for initial direct costs, as income at the time of loan boarding. The excess of fees over costs, if any, is deferred and recognized as an adjustment to yield of the loan (See Note #3).

The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to make all payments due according to the contractual terms of the loan agreement. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

For impairment recognized in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, the entire change in the present value of expected cash flows of the impaired loan is reported as either provision for loan losses in the same manner in which impairment initially was recognized, or as reduction in the amount of provision for loan losses that otherwise would be reported (See Note #5).

Provision for Loan Losses

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. The provision for the current increase to the allowance for loan losses is charged to expense (See Note #5).

Direct Lease Financing

The investment in lease contracts is recorded using the finance method of accounting. Under the finance method, an asset is recorded in the amount of the total lease payments receivable and estimated residual value, reduced by unearned income. Income, represented by the excess of the total receivable over the cost of the related asset, is recorded in income in decreasing amounts over the term of the contract based upon the principal amount outstanding. The financing lease portfolio consists of equipment with terms from three to seven years.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which ranges from three to ten years for furniture and fixtures and twenty to thirty for buildings. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. Expenditures for improvements or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred (See Note #6).

Other Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated costs to sell. Revenue and expenses from operations and additions to the valuation allowance are included in other expenses (See Note #7).

Loan Sales and Servicing

Gains and losses from the sale of participating interests in loans guaranteed by the Small Business Administration (SBA) are recognized based on the premium received or discount paid and the cost basis of the portion of the loan sold. The cost basis of the portion of the loan sold was arrived at by allocating the total cost of each loan between the guaranteed portion of the loan sold and the unguaranteed portion of the loan retained, based on their relative fair values. The book value allocated to the unguaranteed portion of the loan, if less than the principal amount, is recorded as a discount on the principal amount retained. The discount is accreted to interest income over the remaining estimated life of the loan. The Bank retains the servicing on the portion of the loans sold and recognizes income on the servicing fees when they are received.

Income Taxes

Deferred income taxes are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the consolidated financial statements. A valuation allowance is established to the extent necessary to reduce the deferred tax asset to the level at which it is "more likely than not" that the tax asset or benefits will be realized. Realization of tax benefits for deductible temporary differences and operating loss carryforwards depends on having sufficient taxable income of an appropriate character within the carryforward periods (See Note #17).

Comprehensive Income

Beginning in 1998, the Bank adopted Statement of Financial Accounting Standards No. 130, *"Reporting Comprehensive Income,"* which requires the disclosure of comprehensive income and its components. Changes in unrealized gain (loss) on available-for-sale securities net of income taxes is the only component of accumulated other comprehensive income for the Bank.

Earnings Per Share (EPS)

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other con-



tracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Earnings per share and stock option amounts have been retroactively restated to give effect to all stock dividends (See Note #18).

Stock-Based Compensation

SFAS No. 123, *"Accounting for Stock-Based Compensation,"* encourages, but does not require, companies to record compensation costs for stock-based employee compensation plans at fair value. The Bank has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations. Accordingly, compensation costs for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

Had compensation cost for the Bank's stock options plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Bank's net income and earning per share would have been reduced to the pro forma amount indicated below:

	2002	2001	2000
Net income:			
As reported	$7,694	$6,850	$6,700
Stock-Based compensation using the intrinsic value method	–	–	–
Stock-Based compensation that would have been reported using the fair value method of SFAS 123	$ (132)	$ (154)	$ (230)
Pro forma	7,562	6,696	6,470
Per share data:			
Net income – Basic			
As reported	$ 1.28	$ 1.14	$ 1.06
Pro forma	$ 1.26	$ 1.11	$ 1.02
Net income – diluted			
As reported	$ 1.19	$ 1.08	$ 1.02
Pro forma	$ 1.17	$ 1.06	$ 0.99

Disclosure About Fair Value of Financial Instruments

SFAS No. 107 specifies the disclosure of the estimated fair value of financial instruments. The Company's estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies.

However, considerable judgment is required to develop the estimate of fair value. Accordingly, the estimates are not necessarily indicative of the amounts the Company could have realized in a current market exchange. The use of different market assumptions and/or estimates of methodologies may have a material effect on the estimated fair value amounts.

Although management is not aware of any factor that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the balance sheet date and, therefore, current estimates of fair value may differ significantly from the amounts presented in the accompanying notes (See Note #21).

Current Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 143, *"Accounting for Asset Retirement Obligations,"* which requires the Bank to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of long-term assets. SFAS No. 143 is effective for the Bank in 2003; however, management does not believe adoption will have a material impact on the Bank's financial statements.

Reclassifications

Certain reclassifications were made to prior years' presentations to conform to the current year.

NOTE #2 - INVESTMENT SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amounts of securities and their approximate fair market values at December 31, were as follows (in thousands):

Held-To-Maturity Securities	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (a)
U.S. Treasury Securities	$ 349	$ 10	$ –	$ 359
Other Government Agency Securities	1,941	86	–	2,027
Municipal Agencies	4,678	295	–	4,973
Other Securities	2,311	–	–	2,311
Total Held-To-Maturity Securities	$ 9,279	$391	$ –	$ 9,670

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (a)
U.S. Treasury Securities	$ 349	$ 9	$ –	$ 358
Other Government Agency Securities	5,542	80	–	5,622
Municipal Agencies	4,853	55	–	4,908
Other Securities	2,311	–	–	2,311
Total Held-To-Maturity Securities	$13,055	$144	$ –	$13,199

Available-For-Sale Securities

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (a)
Government Agency Securities	$57,534	$518	$ –	$58,052
Certificates of Participation (b)	1,835	55	–	1,890
Municipal Agencies	1,250	54	–	1,304
Repurchase Agreement	10,000	–	–	10,000
Mortgage-Back Securities	523	13	–	536
Other Securities	10,006	1	290	9,717
Total Available-for-Sale	$81,148	$641	$290	$81,499



	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (a)
Government Agency Securities	$59,803	$358	$100	$60,061
Certificates of Participation (b)	2,765	134	–	2,899
Municipal Agencies	1,248	9	–	1,257
Repurchase Agreement	–	–	–	–
Mortgage-Back Securities	824	–	4	820
Other Securities	2,008	–	357	1,651
Total Available-for-Sale	$66,648	$501	$461	$66,688

(a) The Bank's portfolio of securities primarily consists of investment-grade securities. The fair value of actively traded securities is determined by the secondary market, while the fair value for non-actively-traded securities is based on independent broker quotations.

(b) Non-rated certificates of participation evidencing ownership interest in the California Statewide Communities Development Authority - San Joaquin County Limited Obligation Bond Trust with book values of $1,835,000 and $2,765,000 and market values of $1,890,000 and $2,899,000 at December 31, 2002 and 2001, respectively.

Proceeds from maturities of investment securities held-to-maturity during 2002, were $3,775,000. Proceeds from maturities of investment securities available-for-sale during 2002, were $3,410,172,000. There were no gains or losses recognized.

Proceeds from maturities of investment securities held-to-maturity during 2001, were $13,806,000. Proceeds from maturities of investment securities available-for-sale during 2001, were $3,544,927,000. There were no gains or losses recognized.

Proceeds from maturities of investment securities held-to-maturity during 2000, were $2,140,000. Proceeds from maturities of investment securities available-for-sale during 2000, were $1,815,301,000. There were no gains or losses recognized.

Securities with a book value of $15,688,000 and $11,025,000 and market value of $16,069,000 and $11,306,000 at December 31, 2002 and 2001, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

The amortized cost, estimated fair value and average yield of securities at December 31, 2002, by contractual maturity were as follows (in thousands):

	Held-to-Maturity Securities		
Maturities Schedule of Securities December 31, 2002	Amortized Cost	Fair Value	Average Yield (a)
Due in one year or less	$2,890	$2,906	4.35%
Due after one year through five years	3,289	3,457	5.05%
Due after five years	3,100	3,307	5.25%
Carried at Amortized Cost	$9,279	$9,670	5.09%

(a) The average yield is based on effective rates of book balances at the end of the year. Yields are derived by dividing interest income, adjusted for amortization of premiums and accretion of discounts, by total amortized cost.

	Available-for-Sale Securities		
Maturities Schedule of Securities December 31, 2002	Amortized Cost	Fair Value	Average Yield (a)
Due in one year or less	$19,100	$19,100	0.03%
Due after one year through five years	54,773	55,305	3.69%
Due after five years through ten years	4,576	4,658	4.12%
Due after ten years	2,699	2,436	6.80%
Carried at Fair Value	$81,148	$81,499	3.76%

(a) The average yield is based on effective rates of book balances at the end of the year. Yields are derived by dividing interest income, adjusted for amortization of premiums and accretion of discounts, by total amortized cost.

NOTE #3 - LOANS

The composition of the loan portfolio at December 31, 2002 and 2001, was as follows (in thousands):

	2002	2001
Commercial, financial and agricultural	$ 44,136	$ 46,936
Real Estate - construction	34,492	16,091
Real Estate - mortgage		
Commercial	331,108	310,737
Residential	26,599	28,032
Loans to individuals for household, family, and other personal expenditures	4,073	4,718
All other loans (including overdrafts)	508	656
	440,916	407,170
Deferred income on loans	(67)	(92)
Loans, Net of Deferred Income	$440,849	$407,078

Nonaccruing loans totaled approximately $1,455,000 and $2,717,000 at December 31, 2002 and 2001, respectively. Interest income that would have been recognized on nonaccrual loans if they had performed in accordance with the terms of those loans was approximately $117,000, $197,000, and $644,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

At December 31, 2002 and 2001, the Bank had approximately $5,000 and $34,000, respectively, of loans that were past due 90 days or more in interest or principal but which were still accruing interest. These loans are collateralized and in the process of collection.

NOTE #4 - DIRECT LEASE FINANCING

The Bank leases equipment to parties under agreements which range generally from three to seven years. Executory costs are paid by the lessee and leases do not include any contingent rental features. The net investment in direct lease financing at December 31, 2002 and 2001, consists of the following (in thousands):

	2002	2001
Lease payments receivable	$1,329	$1,486
Unearned income	(118)	(158)
	$1,211	$1,328

At December 31, 2002, the Bank had no outstanding lease commitments.

At December 31, 2002, future minimum lease payments receivable under direct financing leases are as follows (in thousands):

Year	
2003	$ 664
2004	324
2005	127
2006	123
2007	88
Thereafter	3
	1,329
Less unearned income	(118)
Total	$1,211



NOTE #5 - ALLOWANCE FOR LOAN AND LEASE LOSSES

Transactions in the reserve for loan and lease losses are summarized as follows (in thousands):

	2002	2001	2000
Balance, Beginning of Year	$4,206	$3,692	$6,102
Recoveries on loans previously charged off	48	102	312
Provision charged to operating expense	460	498	1,070
Loans charged off	(95)	(86)	(3,792)
Balance, End of Year	$4,619	$4,206	$3,692

The Bank treats all nonaccruing loans and troubled debt restructurings as impaired loans. The allowances for loan losses related to impaired loans amounted to approximately $1,455,000 and $305,000 for the years ended December 31, 2002 and 2001, respectively, and those allowances are included in the above balances. The average balance of these loans amounted to approximately $2,428,000 and $2,634,000 for the years ended December 31, 2002 and 2001, respectively. During 2002, cash receipts totaling approximately $104,740 were applied to reduce the principal balances of, and no interest income was recognized on, impaired loans. During 2001, cash receipts totaling approximately $981,000 were applied to reduce the principal balances of, and approximately $366,000 of interest income was recognized on, impaired loans.

NOTE #6 - BANK PREMISES AND EQUIPMENT

Major classifications of bank premises and equipment are summarized as follows (in thousands):

	2002	2001
Buildings	$ 2,424	$ 2,424
Furniture and equipment	9,885	9,942
Leasehold improvements	3,650	3,579
	15,959	15,945
Less: Accumulated depreciation and amortization	(10,836)	(9,998)
	5,123	5,947
Land	375	375
Total	$ 5,498	$ 6,322

The Bank leases land and buildings under noncancelable operating leases expiring at various dates through 2014. The following is a schedule of future minimum lease payments based upon obligations at year-end (in thousands):

Year	
2003	$1,334
2004	1,331
2005	1,132
2006	864
2007	685
Thereafter	2,480
Total	$7,826

Total rental expense for the three years ended December 31, 2002, 2001, and 2000, was $1,353,000, $1,329,000, and $1,269,000, respectively.

NOTE #7 - OTHER REAL ESTATE OWNED

Other Real Estate Owned is carried at the estimated fair value of the real estate. An analysis of the transactions for December 31, 2002 and 2001, were as follows (in thousands):

	2002	2001
Balance, Beginning of Year	$2,182	$2,164
Additions	33	143
Valuation adjustments and other reductions	(1,828)	(125)
Balance, End of Year	$ 387	$2,182

The balances at December 31, 2002 and 2001 are shown net of reserves of $-0- and $125,000, respectively.

Transactions in the reserve for other real estate owned are summarized for December 31, 2002, 2001, and 2000 as follows (in thousands):

	2002	2001	2000
Balance, Beginning of Year	$125	$ –	$387
Provision charged to other expense	—	125	42
Charge-offs and other reductions	(125)	–	(429)
Balance, End of Year	$ –	$125	$ –

NOTE #8 - DEPOSITS

At December 31, 2002, the scheduled maturities of time deposits are as follows (in thousands):

Year	
2003	$77,574
2004	6,174
2005	689
2006	5
2007	311
Thereafter	12
Total	$84,765

NOTE #9 - SHORT-TERM BORROWINGS

In 2001, the bank had a short term borrowing of $19,000,000 at a fixed rate representing an advance from the Federal Home Loan Bank of San Francisco with a due date of January 28, 2002, and interest payable at 1.92%. This advance was repaid on January 28, 2002.

NOTE #10 - TRUST PREFERRED SECURITIES

On December 6, 2002, Foothill Independent Statutory Trust I, a wholly owned subsidiary of Foothill Independent Bancorp, issued $8,000,000 of Floating Rate Trust Securities. The trust invested the gross proceeds from the offering in Floating Rate Junior Subordinated Deferrable Interest Debentures issued by Foothill Independent Bancorp. The subordinated debentures were issued concurrent with the issuance of the Trust Securities. Foothill Independent Bancorp will pay the interest on the junior subordinated debentures to the

 

Trust, which represents the sole revenue and sole source of dividend distributions by the trust to the holders of the Trust Securities. Foothill Independent Bancorp has guaranteed, on a subordinated basis, payment of the Trust's obligation. Foothill Independent Bancorp has the right, assuming no default has occurred, to defer payments of interest on the junior subordinated debentures at any time for a period not to exceed 20 consecutive quarters. The Trust Securities will mature on December 6, 2032 but can be called at any time commencing in 2007 at par.

NOTE #11 - STOCK OPTION PLAN

The Company maintains an employee incentive and nonqualified stock option plan which was approved by its stockholders in 1993 (the "1993 Option Plan"). The Company applies APB Opinion No. 25 and related interpretations in accounting with respect to this Option Plan. Accordingly, no compensation cost has been recognized with respect to options granted under the 1993 Option Plan.

The 1993 Option Plan provides for the issuance of up to an aggregate of 1,147,041 shares of the Company Common Stock (which number gives retroactive effect to stock dividends declared prior to December 31, 2002). Options to purchase those shares may be granted to officers, key employees and directors of the Company and its subsidiaries, including the Bank, at prices not less than the fair market value of such shares at dates of grant. Options granted expire within a period of not more than ten years from the dates on which the options are granted.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 2002, 2001, and 2000, respectively: risk-free rates of 2.57%, 4.37%, and 5.08%, dividend yields of 3%, 3%, and 2%, expected life of five years; and volatility of 30%, 31%, and 33%.

Information with respect to the number of shares of Common Stock that were subject to options that were granted or exercised, and those that expired without exercise, under the 1993 Option Plan during the years ended December 31, 2002, 2001, and 2000, the weighted exercise prices thereof, and the number of shares subject to exercisable options at the end of each of those years, is presented below:

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, Beginning of Year	920,483	$ 7.80	987,564	$ 7.90	920,150	$ 7.58
Granted	13,080	13.58	43,736	11.03	94,470	8.75
Exercised	(14,308)	(7.80)	(97,509)	(6.42)	(4,721)	(5.14)
Forfeited	(4,339)	(11.22)	(13,308)	(11.36)	(22,335)	(11.40)
Outstanding, End of Year	914,916	7.88	920,483	7.80	987,564	7.90
Options exercisable at year end	876,321	$ 7.75	777,835	$ 8.34	828,080	$ 8.04
Weighted average fair value of options granted during the year	$ 3.35		$ 3.05		$ 3.38	

The following table summarizes information about fixed stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$4.47 to $5.85	361,804	2.2	$ 5.12	361,804	$ 5.12
$7.79 to $9.23	308,587	5.0	8.10	297,357	8.08
$10.08 to $12.17	173,000	6.3	10.88	158,715	10.88
$13.17 to $15.01	71,525	6.2	13.81	58,445	13.86
$4.47 to $15.01	914,916			876,321	

NOTE #12 - DEFINED CONTRIBUTION PLAN (401K)

The Company sponsors a defined contribution pension plan that covers all employees with 1,000 or more hours worked in a year. Contributions to the plan are based on the employee's gross salary less the IRS Section 125 flex plan. For the years ending December 31, 2002, 2001, and 2000, the amount of the Company contributions amounted to approximately $179,000, $248,000, and $272,000, respectively.

NOTE #13 - DEFERRED COMPENSATION

The Bank maintained a nonqualified, unfunded deferred compensation plan for certain key management personnel whereby they may defer compensation which will then provide for certain payments upon retirement, death, or disability. The plan provides for payments for ten years commencing upon retirement. The plan provides for reduced benefits upon early retirement, disability, or termination of employment. The deferred compensation expense for 2002 was $428,000 ($253,000 net of income taxes), 2001 was $378,000 ($223,020 net of income taxes), and 2000 was $324,000 ($190,836 net of income taxes).

NOTE #14 - RESTRICTION ON TRANSFERS OF FUNDS TO PARENT

There are legal limitations on the ability of the Bank to provide funds to the Company. Dividends declared by the Bank may not exceed, in any calendar year, without approval of the California Commissioner of Financial Institutions, net income for the year and the retained net income for the preceding two years. Section 23A of the Federal Reserve Act restricts the Bank from extending credit to the Company and other affiliates of the Company amounting to more than 20% of its contributed capital and retained earnings. At December 31, 2002, the maximum combined amount of funds that were available from these two sources was approximately $19,363,000 or 34% of consolidated stockholders' equity.

NOTE #15 - STOCK DIVIDEND

On November 21, 2002, the Board of Directors declared a 9% stock dividend payable on



January 29, 2003, to stockholders of record on January 8, 2003. All references in the accompanying financial statements to the number of common shares and per share amounts for all years presented have been restated to reflect the stock dividend.

NOTE #16 - OTHER EXPENSES

The following is a breakdown of other expenses for the years ended December 31, 2002, 2001, and 2000 (amounts in thousands):

	2002	2001	2000
Data processing	$1,416	$1,248	$1,077
Marketing expenses	982	1,086	940
Office supplies, postage and telephone	1,117	1,086	1,071
Bank insurance	529	448	492
Supervisory assessments	123	127	126
Professional fees	1,170	1,287	1,334
Operating losses	175	151	66
OREO expenses	35	197	39
Other	1,944	1,724	2,297
Total	$7,491	$7,354	$7,442

NOTE #17 - INCOME TAXES

The provisions for income taxes consist of the following (amounts in thousands):

	2002	2001	2000
Tax provision applicable to income before income taxes	$4,378	$3,926	$3,920
Federal Income Tax			
Current	3,570	3,048	2,469
Deferred	(388)	(174)	282
State Franchise Tax			
Current	1,334	1,095	1,080
Deferred	(138)	(43)	89
Total	$4,378	$3,926	$3,920

The following is a summary of the components of the deferred tax assets accounts recognized in the accompanying statements of financial condition as of December 31 (amounts in thousands):

	2002	2001	2000
Deferred Tax Assets			
Allowance for loan losses due to tax limitations	$1,502	$1,137	$ 909
Deferred compensation plan	1,201	1,050	1,026
Allowance for other real estate owned	–	129	47
Other assets and liabilities	267	80	338
Net unrealized loss on available-for-sale securities	–	–	6
Total Deferred Tax Assets	2,970	2,396	2,326
Deferred Tax Liabilities			
Premises and equipment due to depreciation difference	(295)	(384)	(525)
Other assets and liabilities	(269)	–	–
Net unrealized appreciation on available-for-sale securities	(89)	(37)	–
Net Deferred Tax Assets	$2,317	$1,975	$1,801

As a result of the following items, the total tax expenses for 2002, 2001, and 2000, were less than the amount computed by applying the statutory U.S. Federal income tax rate to income before taxes (dollars in thousands):

	2002		2001		2000	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Federal rate	$4,104	34.0	$3,664	34.0	$3,611	34.0
Changes due to						
State income tax, net of Federal tax benefit	857	7.1	765	7.1	754	7.1
Exempt interest	(570)	(4.7)	(547)	(2.7)	(517)	(4.9)
Other, net	(13)	(0.1)	44	(2.0)	72	0.7
Total	$4,378	36.3	$3,926	36.4	$3,920	36.9

NOTE #18 - EARNINGS PER SHARE (EPS)

The following is a reconciliation of net income and shares outstanding to the income and number of shares used to compute earnings per share ("EPS"). All amounts in the table are in thousands. Shares have been retroactively restated to give effect to 9% stock dividend declared November 21, 2002 to shareholders on January 29, 2003 to shareholders of record January 8, 2003.

	2002		2001		2000	
	Income	Shares	Income	Shares	Income	Shares
Net income as reported	$7,694		$6,850		$6,700	
Shares outstanding at year end		6,032		6,010		6,115
Impact of weighting shares purchased during the year		(11)		19		222
Used in Basic EPS	7,694	6,021	6,850	6,029	6,700	6,337
Dilutive effect of outstanding stock options		443		313		222
Used in Dilutive EPS	$7,694	6,464	$6,850	6,342	$6,700	6,559

NOTE #19 - COMMITMENTS AND CONTINGENCIES

The Bank is involved in various litigation that has arisen in the ordinary course of its business. In the opinion of management, the disposition of pending litigation will not have a material effect on the Company's financial statements.

In the normal course of business, the Bank is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby commercial letters of credit. To varying degrees, these instruments involve elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. At December 31, 2002 and 2001, the Bank had commitments to extend credit of $83,586,000 and $52,368,000, respectively, and obligations under standby letters of credit of $1,404,000 and $1,373,000, respectively.



Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing commercial properties, residential properties and properties under construction.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

NOTE #20 - REGULATORY MATTERS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Under applicable law and government regulations, a failure by the Company or the Bank to meet certain minimum capital requirements would result in the imposition of operational restrictions and other requirements and the possible initiation of additional discretionary actions by government regulatory agencies that could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital requirements that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The most recent notification from the federal regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts (set forth in the table below) of total capital and Tier 1 capital (as defined in the regulations) and ratios of total capital and Tier 1 capital to risk-weighted assets (as defined), and to average assets (as defined). The following table compares, as of December 31, 2002 and December 31, 2001, the total capital and Tier 1 capital of the Company (on a consolidated basis), and that of the Bank, to the capital requirements imposed by government regulations (with amounts stated in thousands):

FOOTHILL INDEPENDENT BANCORP

	Actual		Capital Needed: For Capital Adequacy Purposes		Capital Needed: To Be Well Capitalized Under Prompt Corrective Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002:						
Total capital to risk-weighted assets	$69,749	14.2%	$39,278	8.0%	N/A	N/A
Tier 1 capital to risk-weighted assets	65,130	13.3%	19,639	4.0%	N/A	N/A
Tier 1 capital to average assets	65,130	10.8%	24,047	4.0%	N/A	N/A
As of December 31, 2001:						
Total capital to risk-weighted assets	$55,752	12.4%	$35,971	8.0%	N/A	N/A
Tier 1 capital to risk-weighted assets	51,546	11.5%	17,985	4.0%	N/A	N/A
Tier 1 capital to average assets	51,546	9.4%	20,786	4.0%	N/A	N/A

FOOTHILL INDEPENDENT BANK

	Actual		Capital Needed: For Capital Adequacy Purposes		Capital Needed: To Be Well Capitalized Under Prompt Corrective Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002:						
Total capital to risk-weighted assets	$60,860	12.6%	$38,760	8.0%	$48,450	10.0%
Tier 1 capital to risk-weighted assets	56,241	11.6%	19,380	4.0%	29,070	6.0%
Tier 1 capital to average assets	56,241	9.4%	23,932	4.0%	29,915	5.0%
As of December 31, 2001:						
Total capital to risk-weighted assets	$55,051	12.3%	$35,875	8.0%	$44,843	10.0%
Tier 1 capital to risk-weighted assets	50,846	11.3%	17,937	4.0%	26,906	6.0%
Tier 1 capital to average assets	50,846	9.3%	21,774	4.0%	27,217	5.0%

NOTE #21 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The table below presents the carrying amounts and fair values of financial instruments at December 31, 2002 and 2001 (with dollars in thousands). FAS Statement 107, *"Disclosures about Fair Value of Financial Instruments,"* defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point-in-time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holding of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding current economic



conditions, risk characteristics of various financial instruments, future expected loss experience and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment, and therefore can not be determined with precision. Changes and assumptions could significantly affect the estimates.

The following methods and assumptions were used to estimate the fair value of financial instruments:

- Investment Securities

For U.S. Treasury and U.S. Government Agency securities, fair values are based on market prices. For other investment securities, fair value equals quoted market price if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities as the basis for a pricing matrix.

- Loans

The fair value for loans with variable interest rates is the carrying amount. The fair value of fixed rate loans is derived by calculating the discounted value of the future cash flows expected to be received from the various homogeneous categories of loans. All loans have been adjusted to reflect changes in credit risk.

- Deposits

The fair value of demand deposits, money market deposits, savings accounts and NOW accounts is defined as the amounts payable on demand at December 31, 2002, and December 31, 2001. The fair value of fixed maturity certificates of deposit is estimated based on the discounted value of the future cash flows expected to be paid on the deposits.

- Short-Term Borrowings/Trust Preferred Securities

Rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt.

	December 31, 2002		December 31, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and cash equivalents	$ 48,965	$ 48,965	$ 30,247	$ 30,247
Investment securities and deposits	98,700	97,365	93,001	92,020
Loans	440,849	445,771	407,170	412,127
Direct lease financing	1,211	1,200	1,328	1,328
Cash surrender value	6,778	6,778	6,167	6,167
Financial Liabilities				
Deposits	534,562	536,520	475,390	475,877
Short-Term borrowings	—	—	19,000	19,000
Trust Prefered Securities	8,000	8,000	—	—
Unrecognized Financial Instruments				
Commitments to extend credit	55,933	559	52,368	524
Standby letters of credit	1,404	14	1,373	14

NOTE #22 - CONDENSED FINANCIAL INFORMATION OF FOOTHILL INDEPENDENT BANCORP (PARENT COMPANY)

BALANCE SHEETS

	2002	2001	2000
Assets	(dollars in thousands)		
Cash	$ 508	$ 122	$ 198
Interest-bearing deposits in financial institutions	1,500	—	—
Investment securities available-for-sale	5,996	—	—
Investment in subsidiaries	57,240	51,361	47,975
Accounts receivable	285	385	174
Excess of cost over net assets of company acquired (net)	—	—	42
Prepaid expenses	264	76	19
Accrued interest and other assets	68	—	—
Total Assets	$65,861	$51,944	$48,408
Liabilities and Stockholders' Equity			
Liabilities			
Accounts payable	$ 37	$ 92	$ 145
Long term debentures	8,248	—	—
	8,285	92	$ 145
Stockholders' Equity			
Common stock	6	6	5
Additional paid-in capital	52,449	42,892	37,754
Retained earnings	5,121	8,954	10,504
Total Stockholders' Equity	57,576	51,852	48,263
Total Liabilities and Stockholders Equity	$65,861	$51,944	$48,408

STATEMENTS OF INCOME

	2002	2001	2000
Income			
Equity in undistributed income of subsidiaries	$ 8,072	$ 7,197	$ 6,992
Interest income	4	—	—
	8,076	7,197	6,992
Expense			
Amortization and other expenses	646	560	467
Total Operating Income	7,430	6,637	6,525
Tax benefit of parent's operating expenses	264	213	175
Net Income	$ 7,694	$ 6,850	$ 6,700



STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
Cash Flows From Operating Activities	(dollars in thousands)		
Cash received for tax benefit from Foothill Independent Bank	$ 213	$ 175	$ 317
Cash paid for operating expenses	(779)	(629)	(286)
Net Cash Provided (Used) By Operating Activities	(566)	(454)	31
Cash Flows from Investing Activities			
Purchase of deposits in other financial institutions	(1,500)	—	—
Purchase of investment securities available-for-sale	(5,999)	—	—
Capital contributed to subsidiary	(248)	(150)	—
Net Cash Provided (Used) By Investing Activities	(7,747)	(150)	—
Cash Flows From Financing Activities			
Dividends paid	(2,375)	(2,184)	(1,846)
Dividends received from Foothill Independent Bank	2,630	4,280	7,397
Issuance of debentures	8,248		
Proceeds from stock purchased	98	288	357
Proceeds from exercise of stock options	98	52	24
Capital stock repurchased	—	(1,908)	(6,469)
Net Cash Provided (Used) By Financing Activities	8,699	528	(537)
Net Increase (Decrease) in Cash	386	(76)	(506)
Cash, Beginning of Year	122	198	704
Cash, End of Year	$ 508	$ 122	$ 198

Reconciliation of Net Increase to Net Cash Provided by Operating Activities	2002	2001	2000
Net Income	$7,694	$6,850	$6,700
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities			
Amortization	—	42	43
Undistributed earnings of subsidiaries	(8,072)	(7,197)	(6,992)
(Increase) Decrease in accounts receivable	(51)	(39)	143
Increase in accrued interest receivable	(4)	—	—
Increase in prepaid expenses	(188)	(57)	(8)
Increase (Decrease) in accounts payable	55	(53)	145
Total Adjustments	(8,260)	(7,304)	(6,669)
Net Cash Provided (Used) by Operating Activities	$ (566)	$ (454)	$ 31

NOTE #23 - SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following quarterly financial information for the Company and its subsidiaries for the two years ended December 31, 2002 and 2001, is summarized below:

	2002			
	FIRST	SECOND	THIRD	FOURTH
	(dollars in thousands, except per share amounts)			
Summary of Operations				
Interest income	$8,622	$8,814	$8,732	$8,643
Interest expense	1,384	1,254	1,244	1,157
Net interest income	7,238	7,560	7,488	7,486
Provision for loan losses	100	150	110	100
Net interest income after provision for loan losses	7,138	7,410	7,378	7,386
Other income	1,346	1,658	1,255	1,435
Other expense	5,527	5,948	5,593	5,866
Income before taxes	2,957	3,120	3,040	2,955
Applicable income taxes	1,075	1,127	1,100	1,076
Net Income	$1,882	$1,993	$1,940	$1,879
Earnings Per Share - Basic	$ 0.31	$ 0.33	$ 0.32	$ 0.31
Earnings Per Share - Diluted	$ 0.30	$ 0.31	$ 0.30	$ 0.29

	2001			
	FIRST	SECOND	THIRD	FOURTH
Summary of Operations	(dollars in thousands, except per share amounts)			
Interest income	$9,575	$8,946	$9,060	$9,155
Interest expense	2,929	2,372	2,061	1,668
Net interest income	6,646	6,574	6,999	7,487
Provision for loan losses	125	100	—	273
Net interest income after provision for loan losses	6,521	6,474	6,999	7,214
Other income	1,318	1,347	1,338	1,411
Other expense	5,217	5,228	5,470	5,931
Income before taxes	2,622	2,593	2,867	2,694
Applicable income taxes	964	945	1,039	978
Net Income	$1,658	$1,648	$1,828	$1,716
Earnings Per Share - Basic	$ 0.27	$ 0.27	$ 0.30	$ 0.29
Earnings Per Share - Diluted	$ 0.26	$ 0.26	$ 0.29	$ 0.27



Independent Auditors Report

Board of Directors and Stockholders
Foothill Independent Bancorp and Subsidiaries
Glendora, California

We have audited the accompanying consolidated balance sheets of Foothill Independent Bancorp and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income and changes in stockholders' equity and statements of cash flows for the three years ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Foothill Independent Bancorp and Subsidiaries as of December 31, 2002 and 2001, and the results of its operations and cash flows for the three years ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Vavrinek, Trine, Day & Co., LLP

Vavrinek, Trine, Day & Co., LLP
Rancho Cucamonga, California
January 24, 2003



Foothill Independent Bancorp Organization

Board of Directors

William V. Landecena
Chairman of the Board

George E. Langley
President
Chief Executive Officer

Richard Galich
Physican

O. L. Mestad
President, Orvco Inc.

Donna Miltenberger
Executive Vice President
Chief Operating Officer

George Sellers
Accountant
Merchants Bookkeeping

Douglas F. Tessitor*
CLU, ChFC
Northwestern Mutual Life

Max E. Williams
Architect/Partner
Williams Chiao
Architects, LLP

Foothill Independent Bancorp/Bank Executive Management

George E. Langley
President
Chief Executive Officer

Donna L. Miltenberger
Executive Vice President
Chief Operating Officer

Casey "Joe" Cecala
Executive Vice President
Chief Credit Officer

Carol Ann Graf
Senior Vice President
Secretary
Chief Financial Officer

Platinum Results Board of Directors

Donna L. Miltenberger, Chairman

George E. Langley

Casey "Joe" Cecala

Carol Ann Graf

Nez Tokugawa

Investor Relations
Susan Hickam
(800) 500-BANK (CA Only)
(626) 963-8551 • (909) 599-9351
shickam@foothillbank.com

Legal Counsel
Stradling Yocca Carlson & Rauth
660 Newport Center Drive,
Suite 1600
Newport Beach, California 92660

Stock Listing
NASDAQ
Symbol: FOOT

Stock Information
Hoefer & Arnett
Crowell, Weedon & Co.

Transfer Agent & Registrar
Registrar & Transfer Co.
10 Commerce Drive
Cranford, NJ 07016
www.rtco.com

*Foothill Independent Bank Only

Locations

Chino
4012 Grand Ave.
Suite A
(909) 517-1729



Claremont
223 W. Foothill Blvd.
(909) 621-0519



Corona
1050 W. Sixth St.
(909) 735-7426



Covina
728 S. Citrus Ave.
(626) 967-2514



Glendale
801 N. Brand Blvd.
(818) 241-1566



Glendora
510 S. Grand Ave.
(626) 963-8551



Irwindale
5155 Irwindale Ave.
(626) 814-1441



Monrovia
515 S. Myrtle Ave.
(626) 357-9957



Ontario
2401 S. Grove Ave.
(909) 947-1126



Rancho Cucamonga
9709 Baseline Rd.
(909) 980-4331



Temecula
27576 Ynez Rd.
(909) 693-2511


FOOTHILL INDEPENDENT BANK

Upland
569 N. Mountain Ave.
(909) 981-8611




Equal Housing
LENDER


FOOTHILL INDEPENDENT BANK